UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

Summary

Registration data
General information	2
Address	4
Marketable securities	5
Auditor	6
Share registrar	6
Investor Relations Officer or equivalent	7
Shareholders’ Department	8

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brazil
Country in which the
marketable securities
are held in custody:	Brazil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper in which issuer discloses its information FU
Valor Econômico SP

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

4 - AUDITOR INFORMATION

Is there an auditor?                    Yes

CVM CODE:                             385-9

Type of Auditor:                         Brazilian

INDEPENDENT ACCOUNTANT: Deloitte Touche Tomatsu Auditores Independentes

CNPJ:                                       49.928.567/0001-11

Service Provision Period:             03/12/2012

PARTNER IN CHARGE                    Service Provision Period                      CPF (INDIVIDUAL TAX ID)

Marcelo Magalhães Fernandes              03/12/2012                                110.931.498-17

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

5 – SHARE REGISTRER

Do you have service provider:                 Yes

Corporate Name:                                  Banco do Brasil

CNPJ:                                                 00.000.000/0001-91

Service Provision Period:                       01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

6 – INVESTOR RELATIONS OFFICER

NAME:                                                Gustavo Estrella

                                                           Director of Investor Relations

CPF/CNPJ:                                          037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:                             02/27/2013

End date of activity:

NAME:                                                Lorival Nogueira Luz Júnior

                                                          Director of Investor Relations

CPF/CNPJ:                                         678.741.266-53

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:                            03/21/2011

End date of activity:                             02/26/2013

Registration Form – 2013 – CPFL ENERGIA S.A.	Version: 2

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                               Eduardo Atsushi Takeiti

Start date of activity:                            12/13/2011

End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2013 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2013 to 03/31/2013	17
01/01/2012 to 03/31/2012	18
Statements of Added Value	19
Consolidated Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders’ Equity
01/01/2013 to 03/31/2013	25
01/01/2012 to 03/31/2012	26
Statements of Added Value	27
Comments on Performance	28
Notes to the interim Financial Statements	37
Other relevant information
Reports
Independent Auditors’ Report Unqualified	108

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 03/31/2013
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/19/2013	Dividend	04/30/2013	ON (Common shares)		0.47377

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
1	Total assets	7,168,596	6,767,769
1.01	Current assets	527,393	574,911
1.01.01	Cash and cash equivalents	97,698	141,835
1.01.02	Financial Investments	-	3,939
1.01.02.02	Financial Investments at amortized cost	-	3,939
1.01.02.02.01	Held to maturity	-	3,939
1.01.06	Recoverable taxes	25,595	25,311
1.01.06.01	Current Recoverable taxes	25,595	25,311
1.01.08	Other current assets	404,100	403,826
1.01.08.03	Others	404,100	403,826
1.01.08.03.01	Other Credits	2,297	1,813
1.01.08.03.02	Dividends and interest on shareholders’ equity	401,473	401,473
1.01.08.03.03	Derivative	330	540
1.02	Noncurrent assets	6,641,203	6,192,858
1.02.01	Noncurrent assets	239,996	203,481
1.02.01.06	Deferred taxes	177,679	177,411
1.02.01.06.02	Deferred taxes credits	177,679	177,411
1.02.01.08	Related parties	37,082	-
1.02.01.08.04	Other credits with related parties	37,082	-
1.02.01.09	Other noncurrent assets	25,235	26,070
1.02.01.09.03	Escrow deposits	12,741	12,579
1.02.01.09.05	Other credits	12,390	13,365
1.02.01.09.06	Derivatives	49	71
1.02.01.09.07	Advance for future capital increase	55	55
1.02.02	Investments	6,400,463	5,988,616
1.02.02.01	Permanent equity interests	6,400,463	5,988,616
1.02.02.01.02	Investments in subsidiares	6,400,463	5,988,616
1.02.03	Property, plant and equipment	681	687
1.02.04	Intangible assets	63	74

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2	Total liabilities	7,168,596	6,767,769
2.01	Current liabilities	190,469	195,159
2.01.01	Social and Labor Obligations	56	28
2.01.01.02	Labor Obligations	56	28
2.01.01.02.01	Estimated Labor Obligation	56	28
2.01.02	Suppliers	1,171	1,283
2.01.02.01	National Suppliers	1,171	1,283
2.01.03	Tax Obligations	414	453
2.01.03.01	Federal Tax Obligations	414	453
2.01.03.01.02	Others	414	453
2.01.04	Loans and financing	151,548	157,082
2.01.04.02	Debentures	151,548	157,082
2.01.04.02.01	Interest on debentures	1,548	7,082
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	37,280	36,313
2.01.05.02	Others	37,280	36,313
2.01.05.02.01	Dividends and interest on shareholders´ equity	16,764	16,856
2.01.05.02.05	Other payable	20,516	19,457
2.02	Noncurrent liabilities	191,810	191,882
2.02.01	Loans and financing	150,000	150,000
2.02.01.02	Debentures	150,000	150,000
2.02.02	Other Noncurrent liabilities	29,131	29,358
2.02.02.02	Others	29,131	29,358
2.02.02.02.04	Other payable	29,131	29,358
2.02.04	Provisons	12,679	12,524
2.02.04.01	Civil, Labor, Social and Tax Provisions	12,679	12,524
2.02.04.01.01	Tax Provisions	12,679	12,524
2.03	Shareholders’ equity	6,786,317	6,380,728
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	228,322
2.03.04	Profit reserves	1,339,286	1,339,286
2.03.04.01	Legal reserves	556,481	556,481
2.03.04.08	Additional Proposed dividend	455,906	455,906
2.03.04.10	Reserve of retained earnings for investment	326,899	326,899
2.03.05	Retained earnings	411,464	-
2.03.08	Other Comprehensive Income	13,821	19,696
2.03.08.01	Accumulated Comprehensive Income	13,821	19,696

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
3.01	Net revenues	31	1
3.03	Operating income	31	1
3.04	Operating income (expense)	406,933	395,944
3.04.02	General and administrative	(4,911)	(6,065)
3.04.06	Equity income	411,844	402,009
3.05	Income before financial income and taxes	406,964	395,945
3.06	Financial income / expense	(1,644)	4,541
3.06.01	Financial income	3,864	16,415
3.06.02	Financial expense	(5,508)	(11,874)
3.07	Income before taxes	405,320	400,486
3.08	Income tax and social contribution	267	(170)
3.08.02	Deferred	267	(170)
3.09	Net income from continuing operations	405,587	400,316
3.11	Net income	405,587	400,316
3.99.01	Net income per share - Basic
3.99.01.01	ON	0.42	0.42
3.99.02	Net income per share - Diluted
3.99.02.01	ON	0.42	0.42

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2013 to 03/31/2013	01/01/2012 to 03/31/2012
4.01	Net income	405,587	400,315
4.03	Comprehensive income	405,587	400,315

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 03/31/2013	YTD Current year 01/01/2012 to 03/31/2012
6.01	Net cash from operating activities	(12,248)	(14,950)
6.01.01	Cash generated (used) from operations	(2,491)	8,852
6.01.01.01	Net income, including income tax and social contribution	405,320	400,485
6.01.01.02	Depreciation and amortization	18	20
6.01.01.03	Interest and monetary and exchange restatement	4,015	10,356
6.01.01.04	Equity in subsidiaries	(411,844)	(402,009)
6.01.02	Variation on assets and liabilities	(9,757)	(23,802)
6.01.02.02	Recoverable taxes	(181)	(285)
6.01.02.03	Escrow deposits	(7)	(2)
6.01.02.04	Other operating assets	490	705
6.01.02.05	Suppliers	(111)	520
6.01.02.06	Other taxes and social contributions	(39)	433
6.01.02.07	Interest on debts (paid)	(10,768)	(24,956)
6.01.02.08	Income tax and social contribution	-	(140)
6.01.02.09	Other operating liabilities	859	(77)
6.02	Net cash in investing activities	(32,020)	(8,182)
6.02.02	Financial investments	4,710	12,364
6.02.04	Intercompany loans with subsidiaries and associated companies	(36,728)	(1,546)
6.02.05	Capital increase in investments	(1)	(19,000)
6.02.07	Additions to intangible assets	(1)	-
6.03	Net cash in financing activities	131	(301)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	223	(32)
6.03.02	Payments of dividend and interest on shareholders’ equity	(92)	(269)
6.05	Increase (decrease) in cash and cash equivalents	(44,137)	(23,433)
6.05.01	Cash and cash equivalents at beginning of period	141,835	549,189
6.05.02	Cash and cash equivalents at end of period	97,698	525,756

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO MARCH 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660
5.02	Prior year profit or loss	-	-	-	-	(515,932)	(515,932)
5.03	Adjusted balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728
5.05	Total comprehensive income	-	-	-	411,464	(5,875)	405,589
5.05.01	Net income / Loss for the period	-	-	-	405,587	-	405,587
5.05.02	Other comprehensive income	-	-	-	5,877	(5,875)	2
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	5,877	(5,875)	2
5.07	Final balance	4,793,424	228,322	1,339,287	411,464	13,820	6,786,317

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO MARCH 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,955	1,253,655	-	790,123	7,067,157
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373
5.03	Adjusted balance	4,793,424	229,955	1,253,655	227,118	672,378	7,176,530
5.05	Total comprehensive income	-	-	-	406,821	(6,505)	400,316
5.05.01	Net income / Loss for the period	-	-	-	400,316	-	400,316
5.05.02	Other comprehensive income	-	-	-	6,505	(6,505)	-
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	6,505	(6,505)	-
5.07	Final balance	4,793,424	229,955	1,253,655	633,939	665,873	7,576,846

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 03/31/2013	YTD Previous year 01/01/2012 to 03/31/2012
7.01	Revenues	34	1
7.01.01	Sales of goods, products and services	34	1
7.02	Inputs	(1,835)	(3,621)
7.02.02	Material-Energy-Outsourced services-Other	(1,035)	(1,967)
7.02.04	Other	(800)	(1,654)
7.03	Gross added value	(1,801)	(3,620)
7.04	Retentions	(18)	(20)
7.04.01	Depreciation and amortization	(18)	(20)
7.05	Net added value generated	(1,819)	(3,640)
7.06	Added value received in transfer	415,709	418,423
7.06.01	Equity in subsidiaries	411,844	402,009
7.06.02	Financial income	3,865	16,414
7.07	Added Value to be Distributed	413,890	414,783
7.08	Distribution of Added Value	413,890	414,783
7.08.01	Personnel	2,583	1,936
7.08.01.01	Direct Remuneration	1,393	1,212
7.08.01.02	Benefits	1,068	580
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	122	144
7.08.02	Taxes, Fees and Contributions	181	630
7.08.02.01	Federal	181	630
7.08.03	Remuneration on third parties’ capital	5,539	11,901
7.08.03.01	Interest	5,508	11,872
7.08.03.02	Rental	31	29
7.08.04	Remuneration on own capital	405,587	400,316
7.08.04.03	Retained profit / loss for the period	405,587	400,316

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
1	Total assets	30,015,723	28,924,279
1.01	Current assets	6,492,544	5,544,938
1.01.01	Cash and cash equivalents	2,772,012	2,435,034
1.01.02	Financial Investments	7,290	6,100
1.01.02.02	Financial Investments at amortized cost	7,290	6,100
1.01.02.02.01	Held to maturity	7,290	6,100
1.01.03	Accounts receivable	2,012,409	2,205,024
1.01.03.01	Consumers	2,012,409	2,205,024
1.01.04	Materials and suppliers	34,516	36,826
1.01.06	Recoverable taxes	238,373	250,987
1.01.06.01	Current Recoverable taxes	238,373	250,987
1.01.08	Other current assets	1,427,944	610,967
1.01.08.03	Other	1,427,944	610,967
1.01.08.03.01	Other credits	490,709	485,908
1.01.08.03.02	Derivatives	642	870
1.01.08.03.03	Leases	9,429	9,740
1.01.08.03.04	Dividends and interest on shareholders’ equity	55,033	55,033
1.01.08.03.05	Financial asset of concession	34,444	34,444
1.01.08.03.06	Receivables from Resources provided by the Energy Development Account - CDE	837,687	24,972
1.02	Noncurrent assets	23,523,179	23,379,341
1.02.01	Noncurrent assets	6,043,648	6,072,843
1.02.01.03	Accounts receivable	152,676	161,659
1.02.01.03.01	Consumers	152,676	161,659
1.02.01.06	Deferred taxes	1,168,273	1,257,787
1.02.01.06.02	Deferred taxes credits	1,168,273	1,257,787
1.02.01.08	Related parties	43,132	-
1.02.01.08.04	Other credits with related parties	43,132	-
1.02.01.09	Other noncurrent assets	4,679,567	4,653,397
1.02.01.09.03	Derivatives	439,995	486,438
1.02.01.09.04	Escrow deposits	1,095,862	1,125,339
1.02.01.09.05	Recoverable taxes	194,394	206,653
1.02.01.09.06	Leases	35,279	31,703
1.02.01.09.07	Financial asset of concession	2,485,009	2,342,796
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	312,374	343,814
1.02.02	Investiments	1,013,027	1,006,771
1.02.02.01	Permanent equity interests	1,013,027	1,006,771
1.02.02.01.04	Investments in subsidiares	1,013,027	1,006,771
1.02.03	Property, plant and equipment	7,337,041	7,104,060
1.02.03.01	Fixed assets - in service	6,415,180	6,469,688
1.02.03.03	Fixed assets - in progress	921,861	634,372
1.02.04	Intangible assets	9,129,463	9,195,667
1.02.04.01	Intangible assets	9,129,463	9,195,667

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2	Total liabilities	30,015,723	28,924,279
2.01	Current liabilities	4,973,542	4,969,447
2.01.01	Social and Labor Obligations	76,703	71,725
2.01.01.02	Labor Obligations	76,703	71,725
2.01.01.02.01	Estimated Labor Obligation	76,703	71,725
2.01.02	Suppliers	1,850,618	1,689,137
2.01.02.01	National Suppliers	1,850,618	1,689,137
2.01.03	Tax Obligations	359,102	430,472
2.01.03.01	Federal Tax Obligations	158,990	259,406
2.01.03.01.01	Income tax and Social Contribution	74,593	135,701
2.01.03.01.02	PIS (Tax on Revenue)	9,755	13,438
2.01.03.01.03	COFINS (Tax on Revenue)	44,964	75,992
2.01.03.01.04	Others	29,678	34,275
2.01.03.02	State Tax Obligations	200,112	171,066
2.01.04	Loans and financing	1,929,920	1,962,301
2.01.04.01	Loans and financing	1,477,928	1,557,327
2.01.04.01.01	Brazilian currency	1,463,642	1,532,245
2.01.04.01.02	Foreign Currency	14,286	25,082
2.01.04.02	Debentures	451,992	404,974
2.01.04.02.01	Debentures	310,616	310,149
2.01.04.02.02	Interest on debentures	141,376	94,825
2.01.05	Other liabilities	757,199	815,812
2.01.05.02	Others	757,199	815,812
2.01.05.02.01	Dividends and interest on shareholders´ equity	26,450	26,542
2.01.05.02.04	Derivatives	512	109
2.01.05.02.05	Private pension fund	57,374	51,675
2.01.05.02.06	Regulatory charges	41,592	110,776
2.01.05.02.07	Charge for the use of Public Utilities	3,515	3,443
2.01.05.02.08	Other payable	627,756	623,267
2.02	Noncurrent liabilities	16,752,935	16,063,703
2.02.01	Loans and financing	14,202,938	13,510,730
2.02.01.01	Loans and financing	7,494,178	7,720,467
2.02.01.01.01	Brazilian currency	5,141,391	5,310,259
2.02.01.01.02	Foreign Currency	2,352,787	2,410,208
2.02.01.02	Debentures	6,708,760	5,790,263
2.02.02	Other payable	1,038,585	1,048,146
2.02.02.02	Other	1,038,585	1,048,146
2.02.02.02.03	Derivatives	755	336
2.02.02.02.04	Private pension fund	827,140	831,184
2.02.02.02.06	Charge for the use of Public Utilities	77,098	76,371
2.02.02.02.07	Other payable	133,592	135,788
2.02.02.02.08	Suppliers	-	4,467
2.02.03	Deferred taxes	1,145,171	1,155,733
2.02.03.01	Deferred Income tax and Social Contribution	1,145,171	1,155,733
2.02.04	Provisions	366,241	349,094
2.02.04.01	Civil, Labor, Social and Tax Provisions	366,241	349,094
2.02.04.01.01	Tax Provisions	229,370	226,855
2.02.04.01.02	Labor and tax provisions	77,958	68,205
2.02.04.01.04	Civil provisions	31,850	26,973
2.02.04.01.05	Others	27,063	27,061
2.03	Shareholders´ equity - consolidated	8,289,246	7,891,129
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	228,322
2.03.04	Profit reserves	1,339,286	1,339,286
2.03.04.01	Legal reserves	556,481	556,481
2.03.04.08	Additional Proposed dividend	455,906	455,906
2.03.04.04	Reserve of retained earnings for investment	326,899	326,899
2.03.05	Retained earnings	411,464	-
2.03.08	Other comprehensive income	13,821	19,696
2.03.09	Noncontrolling interest	1,502,929	1,510,401

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 03/31/2013	YTD Previous year 01/01/2012 to 03/31/2012
3.01	Net revenues	3,715,427	3,392,183
3.02	Cost of electric energy services	(2,542,837)	(2,333,588)
3.02.01	Cost of electric energy	(1,901,112)	(1,783,781)
3.02.02	Operating cost	(381,931)	(279,773)
3.02.03	Services rendered to third parties	(259,794)	(270,034)
3.03	Operating income	1,172,590	1,058,595
3.04	Operating income (expense)	(378,522)	(267,347)
3.04.01	Sales expenses	(102,720)	(93,033)
3.04.02	General and administrative	(193,968)	(137,787)
3.04.05	Others	(88,090)	(72,721)
3.04.06	Equity income	6,256	36,194
3.05	Income before financial income and taxes	794,068	791,248
3.06	Financial income / expense	(143,648)	(167,161)
3.06.01	Financial income	155,463	140,351
3.06.02	Financial expense	(299,111)	(307,512)
3.07	Income before taxes	650,420	624,087
3.08	Income tax and social contribution	(245,118)	(211,479)
3.08.01	Current	(184,476)	(213,880)
3.08.02	Deferred	(60,642)	2,401
3.09	Net income from continuing operations	405,302	412,608
3.11	Net income	405,302	412,608
3.11.01	Net income attributable to controlling shareholders	405,587	400,315
3.11.02	Net income attributable to noncontrolling shareholders	(285)	12,293
3.99.01.01	ON	-	-

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 03/31/2013	YTD Previous year 01/01/2012 to 03/31/2012
4.01	Net income	405,302	412,609
4.03	Comprehensive income	405,302	412,609
4.03.01	Comprehensive income attributtable to controlling shareholders	405,587	400,316
4.03.02	Comprehensive income attributable to non controlling shareholders	(285)	12,293

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2013 to 03/31/2013	YTD Previous year 01/01/2012 to 03/31/2012
6.01	Net cash from operating activities	230,732	637,875
6.01.01	Cash generated from operations	1,236,376	1,062,161
6.01.01.01	Net income, including income tax and social contribution	650,420	624,087
6.01.01.02	Depreciation and amortization	260,898	187,665
6.01.01.03	Reserve for tax, civil, labor and environmental risks	35,162	9,019
6.01.01.04	Interest and monetary and exchange restatement	223,169	254,728
6.01.01.05	Gain on pension plan	20,530	8,333
6.01.01.06	Losses on disposal of noncurrent assets	5,990	(1,953)
6.01.01.07	Deferred taxes - PIS and COFINS	18,806	(1,470)
6.01.01.08	Other	2,926	(3,273)
6.01.01.09	Provision for doubtful accounts	24,731	21,221
6.01.01.10	Equity income	(6,256)	(36,196)
6.01.02	Variation on assets and liabilities	(1,005,644)	(424,286)
6.01.02.01	Consumers, Concessionaires and Licensees	178,958	(119,562)
6.01.02.02	Recoverable Taxes	23,580	14,435
6.01.02.03	Leases	610	(4,920)
6.01.02.04	Escrow deposits	40,384	(14,442)
6.01.02.05	Other operating assets	(48,015)	(73,613)
6.01.02.06	Suppliers	157,013	62,725
6.01.02.07	Taxes and social contributions paid	(233,812)	(177,649)
6.01.02.08	Other taxes and social contributions	(20,969)	32,541
6.01.02.09	Employee Pension Plans	(18,875)	(15,133)
6.01.02.10	Interest paid on debt	(185,441)	(120,789)
6.01.02.11	Regulator charges	(69,184)	5,645
6.01.02.12	Reserve for tax, civil and labor risks paid	(18,951)	(4,351)
6.01.02.13	Other operating liabilities	1,773	(18,736)
6.01.02.14	Dividend and interest on equity received	-	9,745
6.01.02.15	Resources provided by the Energy Development Account - CDE	(812,715)	(182)
6.02	Net cash in investing activities	(507,459)	(732,624)
6.02.01	Acquisition of property, plant and equipment	(297,550)	(279,597)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	67,048	(12,396)
6.02.03	Leases	-	2,549
6.02.04	Acquisition of intangible assets	(234,173)	(272,665)
6.02.06	Acquisition of subsidiaries net of cash acquired	-	(176,256)
6.02.07	Other	-	5,741
6.02.08	Intercompany loans with subsidiaries and associated companies	(42,784)	-
6.03	Net cash in financing activities	613,705	103,816
6.03.01	Loans, financing and debentures obtained	1,255,764	292,773
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(634,617)	(188,688)
6.03.03	Dividend and interest on shareholders’ equity paid	(7,442)	(269)
6.05	Increase (decrease) in cash and cash equivalents	336,978	9,067
6.05.01	Cash and cash equivalents at beginning of period	2,435,034	2,663,425
6.05.02	Cash and cash equivalents at end of period	2,772,012	2,672,492

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO MARCH 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660	1,510,401	8,407,061
5.02	Prior Year profit or loss	-	-	-	-	(515,932)	(515,932)	-	(515,932)
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	-	-	-	-	-	(7,350)	(7,350)
5.04.12	Capital Increase Noncontrolling shareholders	-	-	-	-	-	-	(7,350)	(7,350)
5.05	Total comprehensive income	-	-	-	405,587	-	405,587	(285)	405,302
5.05.01	Net income	-	-	-	405,587	-	405,587	(285)	405,302
5.06	Internal changes of shareholders equity	-	-	-	5,877	(5,875)	2	163	165
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	8,904	(8,904)	-	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(3,027)	3,029	2	-	2
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	163	163
5.07	Ending balance	4,793,424	228,322	1,339,287	411,464	13,820	6,786,317	1,502,929	8,289,246

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO MARCH 31, 2012 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,955	1,253,655	-	790,123	7,067,157	1,485,352	8,552,509
5.02	Prior Year profit or loss	-	-	-	227,118	(117,745)	109,373	-	109,373
5.03	Adjusted opening balance	4,793,424	229,955	1,253,655	227,118	672,378	7,176,530	1,485,352	8,661,882
5.05	Total comprehensive income	-	-	-	400,316	-	400,316	12,293	412,609
5.05.01	Net income	-	-	-	400,316	-	400,316	12,293	412,609
5.06	Internal changes of shareholders equity	-	-	-	6,505	(6,505)	-	274	274
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	9,856	(9,856)	-	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(3,351)	3,351	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	274	274
5.07	Ending balance	4,793,424	229,955	1,253,655	633,939	665,873	7,576,846	1,497,919	9,074,765

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous year 01/01/2012 to 03/31/2012
7.01	Revenues	5,255,727	5,062,853
7.01.01	Sales of goods, products and services	4,713,358	4,743,192
7.01.02	Other revenue	258,629	269,310
7.01.02.01	Revenue from construction of infrastructure distribution	258,629	269,310
7.01.03	Revenues related to the construction of own assets	306,883	71,572
7.01.04	Allowance for doubtful accounts	(23,143)	(21,221)
7.02	Inputs	(2,948,100)	(2,520,023)
7.02.01	Cost of sales	(2,113,156)	(1,978,505)
7.02.02	Material-Energy-Outsourced services-Other	(385,940)	(464,060)
7.02.04	Other	(449,004)	(77,458)
7.03	Gross added value	2,307,627	2,542,830
7.04	Retentions	(261,465)	(214,520)
7.04.01	Depreciation and amortization	(186,973)	(149,019)
7.04.02	Other	(74,492)	(65,501)
7.04.02.01	Intangible concession asset - amortization	(74,492)	(65,501)
7.05	Net added value generated	2,046,162	2,328,310
7.06	Added value received in transfer	161,720	176,547
7.06.02	Financial income	155,463	140,351
7.06.03	Others	6,257	36,196
7.07	Added Value to be Distributed	2,207,882	2,504,857
7.08	Distribution of Added Value	2,207,882	2,504,857
7.08.01	Personnel	189,174	157,256
7.08.01.01	Direct Remuneration	111,781	97,424
7.08.01.02	Benefits	67,218	50,853
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	10,175	8,979
7.08.02	Taxes, Fees and Contributions	1,304,465	1,618,417
7.08.02.01	Federal	555,893	832,888
7.08.02.02	State	745,968	779,276
7.08.02.03	Municipal	2,604	6,253
7.08.03	Remuneration on third parties’ capital	308,941	316,575
7.08.03.01	Interest	300,220	307,990
7.08.03.02	Rental	7,134	8,116
7.08.03.03	Others	1,587	469
7.08.04	Remuneration on own capital	405,302	412,609
7.08.04.03	Retained profit / loss for the period	405,302	412,609

COMMENTS ON PERFORMANCE

The comments on performance are stated in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

Net income was R$ 405,587 in the quarter, 1.3% (R$ 5,271) higher than in the same quarter of the previous year, primarily due to:

a)     income from equity in subsidiaries, up by 2.4% (R$ 9,835), as shown below:

	1st quarter 2013	1st quarter 2012 restated
CPFL Paulista	306,848	154,657
CPFL Piratininga	14,284	60,848
CPFL Santa Cruz	3,575	8,288
CPFL Leste Paulista	2,985	2,043
CPFL Sul Paulista	4,838	2,752
CPFL Jaguari	3,337	2,492
CPFL Mococa	4,334	1,288
RGE	57,729	82,698
CPFL Geração	30,574	78,205
CPFL Jaguari Geração	1,242	2,048
CPFL Brasil	16,090	30,559
CPFL Planalto	(2,381)	4,560
CPFL Serviços	701	4,246
CPFL Atende	721	461
Nect	(416)	1,411
CPFL Total	678	(401)
CPFL Telecom	(497)	-
CPFL Jaguariuna	(7)	(33)
Subtotoal - by shareholders' equity of the subsidiary	444,634	436,122
Amortization od added value on assets	(32,790)	(34,113)
Total	411,844	402,009

 b)    financial income (expense), with net expense of R$ 1,644 (down by R$ 6,184), mainly due to the decline in earnings on short-term cash investments and marketable securities (R$ 11,880), partially offset by the reduction in interest on debts (R$ 6,583) as a result of the drop in the CDI (R$ 2,649) and reduction of indebtedness (R$ 3,653).

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st quarter
	2013	2012 restated	%
OPERATING REVENUES	4,971,987	5,012,501	-0.8%
Electricity sales to final consumers (*)	3,585,337	3,931,744	-8.8%
Electricity sales to wholesaler´s	681,385	388,651	75.3%
Revenue from construction of concession infrastructure	258,629	269,310	-4.0%
Other operating revenues (*)	446,637	422,796	5.6%
Deductions from operating revenues	(1,256,561)	(1,620,318)	-22.4%
NET OPERATING REVENUE	3,715,427	3,392,183	9.5%
COST OF ELECTRIC ENERGY	(1,901,112)	(1,783,781)	6.6%
Electricity purchased for resale	(1,779,158)	(1,450,089)	22.7%
Electricity network usage charge	(121,955)	(333,693)	-63.5%
OPERATING COST/EXPENSE	(1,026,502)	(853,348)	20.3%
Personnel	(177,981)	(156,296)	13.9%
Employee pension plans	(20,530)	(8,333)	146.4%
Materials	(24,971)	(23,160)	7.8%
Outside Services	(122,317)	(129,315)	-5.4%
Depreciation and Amortization	(186,407)	(122,165)	52.6%
Intangible of concession amortization	(74,492)	(65,500)	13.7%
Costs related to infrastructure construction	(258,629)	(269,310)	-4.0%
Other	(161,175)	(79,269)	103.3%
INCOME FROM ELECTRIC ENERGY SERVICE	787,812	755,053	4.3%
FINANCIAL INCOME (EXPENSE)	(143,648)	(167,161)	-14.1%
Income	155,463	140,351	10.8%
Expense	(299,111)	(307,512)	-2.7%
Interest in subsidiaries	6,256	36,196	-82.7%
INCOME BEFORE TAXES	650,420	624,087	4.2%
Social Contribution	(66,346)	(57,114)	16.2%
Income Tax	(178,772)	(154,366)	15.8%
NET INCOME	405,302	412,609	-1.8%

Net income attributable to the shareholders of the company	405,587	400,316	1.3%
Net income attributable to the non controlling interests	(285)	12,293	-102.3%

EBITDA	1,054,967	978,915	7.8%

(*) The reclassification of revenue from Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated Performance.

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME	405,302	412,609
Depreciation and Amortization	260,898	187,665
Financial Income (Expense)	143,648	167,161
Social Contribution	66,346	57,114
Income Tax	178,772	154,366
EBITDA	1,054,967	978,915

Gross Operating Revenue

The Gross Operating Revenue in the first quarter of 2013 was R$ 4,971,987, down 0.8% (R$ 40,514) on the same period of the previous year.

The main factors in this change were:

•         A decrease of 8.8% (R$ 346,408) in the supply of electric energy, due to:

o        A decrease of 4.0% (R$ 154,726) resulting from the drop in the average tariffs charged (8.9%), as a result of Provisional Measure 579/2012, with which ANEEL ratified the result of the extraordinary reviews (“RTE”) of 2013 for all the electric energy distributors, applied to consumption from January 24, 2013, and tariff reviews and adjustments, partially offset by the increase of 5.4% (590 GWh) in the quantity of energy sold;

o        A decrease of R$ 191,425 in unbilled revenue.

•         An increase of 75.3% (R$ 292,734) in the energy supplied, caused mainly by the subsidiaries CPFL Brasil and CPFL Renováveis:

o        An increase of 199.6% (R$ 212,193) from sales to third parties by the subsidiary CPFL Brasil, due to increases of 24.7% in the amount of energy sold and 140.2% in the average selling price. Of this total, R$ 149,442 relates to the increase in sales in the Electric Energy Commercialization Chamber – CCEE which are exposed to the variation in the settlement price - PLD, and R$ 62,751 to the increase in sales to other concessionaires and licensees;

o        An increase of 83.0% (R$ 79,740) derived from the subsidiary CPFL Renováveis, due mainly to the acquisition of the Bons Ventos Complex (June 2012) and Ester Plant (October 2012) projects and the start-up of Santa Clara (July 12).

•         A drop of 4.0% (R$ 10,681) in revenue from construction of the concession infrastructure, with no impact on the net profit or loss for the period, due to the decline in investments in the quarter.

•         An increase of 5.6% (R$ 23,841) in other operating revenues, due mainly to accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 118,416) in the distribution subsidiaries, offset by the drop in revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 88,452) largely due to the reduction in tariffs (RTE).

➢  Quantity of Energy Sold

The quantity of energy billed to final consumers in the 1st quarter of 2013 increased by 5.4% in relation to the same period of the previous year.

The residential and commercial categories, which account for 54.4% of the total, recorded growth of 8.3% and 4.6%, respectively. These categories benefited from high salaries and an active labor market, confirmed by historically low unemployment levels. The national retail market expanded in 2013 as a result of the active tax policy pursued by Government to boost sales.

The industrial category, which represents 31.4% of the total market, reported growth of 4.6%, influenced by the positive performance of the subsidiary CPFL Brasil (commercialization segment), in spite of the negative effects of the migration of customers to the free market in the distribution segment and the downturn in industry in Brazil, due to the direct impact of the global economic slowdown. The positive result in the commercialization segment was due to the successful sales drive directed towards industrial consumers.

The quantity of energy sold and transported in the concession area, which affects both the supply billed and collection of the TUSD, increased by 3.9% compared with the same period of the previous year. By category: an increase of 8.3% in the residential category, 1.5% in the industrial, 6.3% in the commercial, 0.9% in other categories and a drop of 0.5% in the rural category.

➢  Tariffs

In the first quarter of 2013, the supply tariffs decreased by an average of 8.9%, largely due to the net effect of:

(i) increases in the distributors’ tariffs:

  CPFL Paulista: 2.89% from  April 2012;
  RGE: 3.38% from June 2012;
  CPFL Piratininga: 5.50% from October 2012.

(ii) the average negative effects perceived by consumers as a result of the extraordinary tariff reviews in 2013, ratified by ANEEL, are: (i) 20.42% CPFL, (ii) 26.70% CPFL Piratininga, (iii) 22.81% RGE, (iv) 23.72% CPFL Santa Cruz, (v) 25.33% CPFL Jaguari, (vi) 24.38% CPFL Mococa, (vii) 26.42% CPFL Leste Paulista, and (viii) 23.83% CPFL Sul Paulista.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2013 amounted to R$ 1,256,561, down 22.4% (R$ 363,758) on the same quarter of 2012, largely due to:

•         A reduction of 4.6% (R$ 35,944) in ICMS, largely as a result of the drop of 4% in the supply billed;

•         A decrease of 7.3% (R$ 30,820) in PIS and COFINS, primarily due to the reduction in the calculation base for these taxes (electricity sales to final consumers, electricity sales to wholesaler´s  and other revenue), partially offset by the effect of accounting for the credits of R$ 31,837 on amortization of the intangible assets related to the concession. In the 1st quarter of 2012 these PIS and COFINS credits were recorded under Depreciation and amortization expense, whereas in 2013 they are recorded under Deductions from Revenue for better accounting classification;

•         A decrease of 80.1% (R$ 294,851) in sector charges: R$ 26,631 in the Global Reversal Reserve, R$ 160,932 in the Fuel Consumption Account and R$ 107,288 in the Energy Development Account, resulting from ANEEL regulations through Law 12783 of 2013.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,901,112, up 6.6% (R$ 117,331) on the same period of the previous year.

•         An increase of 22.7% (R$ 329,228) in electric energy purchased, due to:

o    An increase of 2.7% in the quantity of energy purchased, as a result of the increase in sales;

o    An increase of 48.5% in the average price, reflecting the greater exposure and variation in the settlement price “PLD” (in spite of the decrease of 36.5% in the quantity acquired in the short term, the average price increased by 109.5%), tariff adjustments and exchange rate variations in the purchase of Itaipu;

o    Reimbursement of costs by the CDE of (i) R$ 104,510 for hydrological risk and overcontracting; and (ii) R$ 327,253 for energy purchased, as a result of ANEEL Authorization Resolution nº 1504 (Periodic Tariff Review) for the subsidiary CPFL Paulista.

•         A decrease of 63.5% (R$ 211,897) in electricity transmission and distribution network usage charges, mainly due to: (i) a decrease of R$ 149,032 in the Basic network charges, (ii) reimbursement of costs of R$ 222,236 by the CDE (ESS), and the amount of R$ 44,207 for the subsidiary CPFL Paulista, as a result of ANEEL Authorization Resolution nº 1504 (Periodic Tariff Review); partially offset by (iii) an increase of R$ 214,755 in the System Service Charges.

A significant part of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff readjustment (see further comments about the impact of regulatory assets and liabilities at the end of these Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs related to infrastructure construction, Operating Costs and Expenses in the quarter amounted to R$ 767,873, up 31.5% (R$ 183,836) on the same period of the previous year. This was mainly due to:

•         An increase of 13.9% (R$ 21,685) in Personnel, due to the effects of the collective labor agreement and the increase of 6.3% in the number of employees, as well as the increase of R$ 3,587 in the subsidiary CPFL Renováveis, largely as a result of company acquisitions in 2012;

•         An increase of 146.4% (R$ 12,197) in Employee Pension Plans as a result of the actuarial report for 2013;

•         An increase of 52.6% (R$ 64,241) in Depreciation and Amortization, mainly due to (i) an increase of R$ 26,880 for the subsidiary CPFL Renováveis as a result of investments and acquisitions; (ii) reclassification of PIS/COFINS credits (R$ 26,797, for further details, see Deductions from Operating Revenue); and (iii) increase in amortization of the intangible distribution infrastructure asset as a result of new investments;

•         An increase of 13.7% (R$ 8,992) in amortization of the intangible concession assets, as a result of business combinations in CPFL Renováveis in 2012;

•         An increase of 103.3% (R$ 81,906) in Other Expense, primarily due to the increase of R$ 72,012 in legal and court expenses (lawsuits), R$ 3,509 in the allowance for doubtful accounts and R$ 6,254 in losses on disposal and decommissioning of noncurrent assets.

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 143,648, compared with R$ 167,161 in the same quarter of 2012, a drop of 14.1% (R$ 23,513) in net expense. This variation is mainly due to:

•         An increase of 10.8% (R$ 15,112) in financial income, as a result of (i) adjustments to expected cash flow of the financial assets of the concession (R$ 31,180), (ii) restatement of advances for energy purchases (R$ 4,336), (iii) interest and fines (R$ 3,502), partially offset by the decrease of (iv) R$ 22,867 in earnings on short-term cash investments due to the drop in the CDI;

•         Reduction of 2.7% (R$ 8,401) in financial expense, primarily as a result of the decrease of R$ 10,404 in interest on debts and monetary restatement, largely as a result of the drop in CDI and TJLP in the period.

Income from equity in subsidiaries

Changes in equity income relate to income from equity in subsidiaries, as shown below:

CPFL Geração's Investment	March 31, 2013	March 31, 2012 restated
	Equity in Subsidiaries
Baesa	(1,884)	2,213
Enercan	8,452	14,537
Foz do Chapecó	3,927	15,642
EPASA	(4,239)	3,804
Total	6,256	36,196

Social Contribution and Income Tax

Taxes of R$ 245,118 on income in the 1st quarter of 2013 were up by 15.9% (R$ 33,639) in relation to the same quarter of 2012, primarily due to (i) an increase of 4.2% in consolidated Income before Taxes; and (ii) an increase in income tax and social contribution expense for the subsidiaries of CPFL Renováveis, most of which are taxed under the presumed income system.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 405,302, down 1.8% (R$ 7,307) on the same period of 2012.

EBITDA (net income for the quarter, excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 1st quarter of 2013 was R$ 1,054,967, or 7.8% (R$ 76,052) higher than EBITDA in the same quarter of 2012.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are no longer accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a negative impact on EBITDA of R$ 147 million in the 1st quarter of 2013 (R$ 21 million in the same quarter of 2012) and R$ 95 million on Net Income (R$ 16 million in the same quarter of 2012). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2013, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	1st quarter
	2013	2012	%
OPERATING REVENUES	603,219	424,490	42.1%
Electricity sales to final consumers	220,819	179,801	22.8%
Electricity sales to wholesaler´s	381,696	208,898	82.7%
Other operating revenues	703	35,791	-98.0%
Deductions from operating revenues	(68,716)	(51,558)	33.3%
NET OPERATING REVENUE	534,502	372,931	43.3%
COST OF ELECTRIC ENERGY SERVICES	(504,020)	(286,063)	76.2%
Electricity purchased for resale	(503,990)	(286,063)	76.2%
Electricity network usage charge	(30)	-	0.0%
OPERATING COST/EXPENSE	(9,393)	(14,505)	-35.2%
Personnel	(4,425)	(4,518)	-2.0%
Materials	(64)	(392)	-83.6%
Outside Services	(2,191)	(6,473)	-66.2%
Depreciation and Amortization	(967)	(883)	9.4%
Other	(1,746)	(2,238)	-22.0%
INCOME FROM ELECTRIC ENERGY SERVICE	21,089	72,363	-70.9%
FINANCIAL INCOME (EXPENSE)	3,509	(30,192)	-111.6%
Income	8,243	8,017	2.8%
Expense	(4,734)	(38,209)	-87.6%
Equity in subsidiaries	-	3,028	-100.0%
INCOME BEFORE TAXES	24,598	45,200	-45.6%
Social Contribution	(2,252)	(3,901)	-42.3%
Income Tax	(6,256)	(10,740)	-41.8%
NET INCOME	16,090	30,559	-47.3%

EBITDA	22,056	76,275	-71.1%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	16,090	30,559
Depreciation and Amortization	967	883
Financial Income (Expense)	(3,509)	30,192
Social Contribution	2,252	3,901
Income Tax	6,256	10,740
Adjusted EBITDA	22,056	76,275

Gross Revenue

Gross Revenue in 1Q13 was R$ 603,219, up R$ 178,729 (42.1%) in relation to the same quarter of 2012. This increase is explained by:

•         An increase of R$ 213,817 in revenue from energy sales due to the increase of 459 GWh in the quantity sold and 35.1% in the average selling price, primarily due to the energy sold in the CCEE;

•         A drop of R$ 24,493 in other income on account of the indemnity received in 2012 from Anglo Ferrous due to termination of an energy purchase agreement; and

•         A reduction of R$ 8,882 on account of the transfer in 2012 of revenues from the accounts collection business and from construction / maintenance of assets for CPFL Total and CPFL Serviços, respectively.

Cost of Electric Energy

The cost of electric energy in 1Q13 was R$ 504,520, up R$ 217,957 (76.2%) on the same quarter of 2012. This increase is primarily due to the increase of 477 GWh in the quantity purchased and 53.5% in the average purchase price.

Operating Expense

Operating expense in 1Q13 was R$ 9,393, down R$ 5,112 (35.2%) on the same quarter of 2012. This decrease is mainly due to the transfer in 2012 of expenses related to the accounts collection business to CPFL Total.

Financial income (expense)

The financial income (expense) in 1Q13 was net income of R$ 3,509, up R$ 33,701 on the same quarter of 2012.  This increase is explained mainly by the drop in the CDI (from 2.45% to 1.56% in the quarter) and transfer of certain debentures to CPFL Geração, resulting in the transfer of R$ 21,436 in interest on the debentures.

Net Income for the Period and EBITDA

Net Income in 1Q13 was R$ 16,090, down R$ 14,469 (47.3%) on the same quarter of 2012.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for 1Q13 was R$ 22,056, 71.1% less than the R$ 76,275 recorded in the same quarter of 2012 (unaudited).

NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2013

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL Energia S.A.
Balance sheets as of March 31, 2013 and December 31, 2012
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
ASSETS	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	97,698	141,835	2,772,012	2,435,034
Consumers, concessionaires and licensees (note 6)	-	-	2,012,409	2,205,024
Dividends and interest on shareholders´ equity (note 11)	401,473	401,473	55,033	55,033
Financial investments	-	3,939	7,290	6,100
Recoverable taxes (note 7)	25,595	25,311	238,373	250,987
Derivatives (note 32)	330	540	642	870
Materials and supplies	-	-	34,516	36,826
Leases	-	-	9,429	9,740
Financial asset of concession (note 9)	-	-	34,444	34,444
Other credits (note 10)	2,297	1,813	1,328,396	510,880
Total current assets	527,393	574,911	6,492,543	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	-	-	152,676	161,658
Due from related parties	37,082	-	43,134	-
Escrow deposits (note 20)	12,741	12,579	1,095,862	1,125,339
Recoverable taxes (note 7)	-	-	194,394	206,653
Derivatives (note 32)	49	71	439,995	486,438
Deferred taxes credits (note 8)	177,679	177,411	1,168,273	1,257,787
Advance for future capital increase	55	55	-	-
Leases	-	-	35,279	31,703
Financial asset of concession (note 9)	-	-	2,485,009	2,342,796
Investment at cost	-	-	116,654	116,654
Other credits (note 10)	12,390	13,365	312,374	343,814
Investmentos (note 11)	6,400,463	5,988,616	1,013,027	1,006,771
Property, plant and equipment (note 12)	681	687	7,337,041	7,104,060
Intangible assets (note 13)	63	74	9,129,463	9,195,667
Total non current assets	6,641,203	6,192,858	23,523,179	23,379,341

Total assets	7,168,596	6,767,769	30,015,723	28,924,279

CPFL Energia S.A.
Balance sheets as of March 31, 2013 and December 31, 2012
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	1,171	1,283	1,850,618	1,689,137
Accrued interest on debts (note 15)	-	-	146,396	138,293
Accrued interest on debentures (note 16)	1,548	7,082	141,376	94,825
Loans and financing (note 15)	-	-	1,331,532	1,419,034
Debentures (note 16)	150,000	150,000	310,616	310,149
Prepaid post-employment benefit obligation (note 17)	-	-	57,374	51,675
Regulatory charges (note 18)	-	-	41,592	110,776
Taxes and social contributions payable (note 19)	414	453	359,102	430,472
Dividends and interest on equity	16,764	16,856	26,450	26,542
Accrued liabilities	56	29	76,704	71,725
Derivatives (note 32)	-	-	512	109
Public utilities (note 21)	-	-	3,515	3,443
Other accounts payable (note 22)	20,516	19,457	627,756	623,267
Total current liabilities	190,469	195,159	4,973,541	4,969,447

Noncurrent liabilities
Suppliers (note 14)	-	-	-	4,467
Accrued interest on debts (note 15)	-	-	41,316	62,271
Loans and financing (note 15)	-	-	7,452,862	7,658,196
Debentures (note 16)	150,000	150,000	6,708,760	5,790,263
Prepaid post-employment benefit obligation (note 17)	-	-	827,140	831,184
Deferred taxes debits (note 8)	-	-	1,145,171	1,155,733
Reserve for tax, civil and labor risks (note 20)	12,679	12,524	366,239	349,094
Derivatives (note 32)	-	-	755	336
Public utilities (note 21)	-	-	77,098	76,371
Other accounts payable (note 22)	29,131	29,358	133,592	135,788
Total noncurrent liabilities	191,810	191,882	16,752,935	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves	228,322	228,322	228,322	228,322
Legal reserves	556,481	556,481	556,481	556,481
Earnings retained for investment	326,899	326,899	326,899	326,899
Dividend	455,906	455,906	455,906	455,906
Other comprehensive income	13,820	19,695	13,820	19,695
Retained earnings	411,464	-	411,464	-
	6,786,317	6,380,728	6,786,317	6,380,728
Net equity attributable to noncontrolling shareholders	-	-	1,502,929	1,510,401
Total shareholders' equity	6,786,317	6,380,728	8,289,246	7,891,129

Total liabilities and shareholders' equity	7,168,596	6,767,769	30,015,723	28,924,279

CPFL Energia S.A.
Statement of income for the periods ended on March 31, 2013 and 2012
(in thousands of Brazilian Reais, except for earnings per share)

	Parent company		Consolidated
	1st Quarter 2013	1st Quarter 2012 restated	1st Quarter 2013	1st Quarter 2012 restated
Net operating revenue (note 25)	31	1	3,715,427	3,392,183
Cost of electric energy services
Cost of electric energy services (note 26)	-	-	(1,901,112)	(1,783,781)
Operating cost (note 27)	-	-	(381,931)	(279,773)
Services rendered to third parties (note 27)	-	-	(259,793)	(270,034)

Gross operating income	31	1	1,172,590	1,058,595
Operating expenses (note 27)
Sales expenses	-	-	(102,720)	(93,033)
General and administrative expenses	(4,911)	(6,065)	(193,967)	(137,787)
Other operating expense	-	-	(88,090)	(72,721)

Income from electric energy service	(4,881)	(6,064)	787,812	755,053

Interest in subsidiaries	411,844	402,009	6,256	36,196
Financial income (expense) (note 28)
Income	3,865	16,414	155,463	140,351
Expense	(5,508)	(11,873)	(299,111)	(307,512)
	(1,644)	4,540	(143,648)	(167,161)
Income before taxes	405,320	400,486	650,420	624,087
Social contribution (note 8)	60	(61)	(66,346)	(57,114)
Income tax (note 8)	207	(109)	(178,772)	(154,366)
	267	(170)	(245,118)	(211,479)

Net income	405,587	400,316	405,302	412,609

Net income attributable to controlling shareholders			405,587	400,316
Net income attributable to noncontrolling shareholders			(285)	12,293
Net income per share - Basic (note 24) - R$	0.42	0.42	0.42	0.42
Net income per share - Diluted (note 24) - R$	0.42	0.42	0.42	0.42

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on March 31, 2103 and 2012
(In thousands of Brazilian reais – R$)

	Parent company
	1st Quarter 2013	1st Quarter 2012 restated

Net income	405,587	400,315

Comprehensive income	405,587	400,315

	Consolidated
	1st Quarter 2013	1st Quarter 2012 restated
Net income	405,302	412,609

Comprehensive income	405,302	412,609
Comprehensive income attributable to controlling shareholders	405,587	400,315
Comprehensive income attributable to non controlling shareholders	(285)	12,293

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2013
( In thousands of Brazilian reais – R$ )

										Noncontrolling shareholders' interest
			Profit reserve			Other comprehensive income
	Capital	Capital reserve	Legal reserve	Earnings retained for investment	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of December 31, 2012 restated	4,793,424	228,322	556,481	326,899	455,906	535,627	(515,932)	-	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income	-	-	-	-	-	-	-	405,587	405,587	-	(285)	405,302

Internal changes of shareholders' equity									-			-
Realization of deemed cost of fixed assets	-	-	-	-	-	(8,904)	-	8,904	-	-	-	-
Tax on deemed cost realization	-	-	-	-	-	3,027	-	(3,027)	-	-	-	-
Other changes of noncontrolling shareholders	-	-	-	-	-	-		-	-	-	165	165

Capital transactions with the shareholders
Additional dividend aproved	-	-	-	-	-	-		-	-	-	(7,350)	(7,350)
Balance as of March 31, 2013	4,793,424	228,322	556,481	326,899	455,906	529,750	(515,932)	411,464	6,786,317	19,741	1,483,190	8,289,246

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2012
( In thousands of Brazilian reais – R$ )
										Noncontrolling shareholders' interest
			Profit reserve			Other comprehensive income
	Capital	Capital reserve	Legal reserve	Earnings retained for investment	Dividend	Deemed cost	Prepaid post-employment benefit	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity

Balance as of January 1, 2012 restated	4,793,424	229,955	495,185	-	758,470	563,005	109,373	227,118	7,176,530	20,679	1,464,673	8,661,882

Total comprehensive income
Net income restated	-	-	-	-	-	-	-	400,316	400,316	-	12,293	412,609

Internal changes of shareholders' equity
Realization of deemed cost of fixed assets	-	-	-	-	-	(9,856)	-	9,856	-	(998)	998	-
Tax on deemed cost realization	-	-	-	-	-	3,351	-	(3,351)	-	339	(339)	-
Other changes of noncontrolling shareholders'	-	-	-	-	-	-	-	-	-	-	274	274

Balance as of March 31, 2012 restated	4,793,424	229,955	495,185	-	758,470	556,500	109,373	633,939	7,576,846	20,020	1,477,899	9,074,765

CPFL Energia S/A
Statement of cash flow for the periods ended on March 31, 2013 and 2012
In thousands of Brazilian reais – R$

	Parent company		Consolidated
	March 31, 2013	31/03/2012 restated	March 31, 2013	31/03/2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	405,320	400,485	650,420	624,087
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	18	19	260,898	187,665
Provision for tax, civil, labor and environmental risks	-	-	35,162	9,019
Allowance for doubtful accounts	-	-	24,731	21,221
Interest and monetary adjustment	4,015	10,356	223,169	254,728
Post-employment benefit expense	-	-	20,530	8,333
Equity in subsidiaries	(411,844)	(402,009)	(6,256)	(36,196)
Losses on the write-off of noncurrent assets	-	-	5,990	(1,953)
Deferred taxes (PIS and COFINS)	-	-	18,806	(1,470)
Other	-	-	2,926	(3,273)
	(2,491)	8,851	1,236,376	1,062,161
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	178,958	(119,562)
Dividend and interest on equity received	-	-	-	9,745
Recoverable taxes	(181)	(285)	23,580	14,435
Lease	-	-	610	(4,920)
Escrow deposits	(7)	(2)	40,384	(14,442)
Resources provided by the Energy Development Account - CDE	-	-	(812,715)	(182)
Other operating assets	490	705	(48,015)	(73,613)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(111)	520	157,013	62,725
Other taxes and social contributions	(39)	433	(20,969)	32,541
Other liabilities with employee pension plans	-	-	(18,875)	(15,133)
Regulatory charges	-	-	(69,184)	5,645
Reserve for tax, civil and labor risks paid	-	-	(18,951)	(4,351)
Other operating liabilities	859	(77)	1,773	(18,736)
CASH FLOWS PROVIDED BY OPERATIONS	(1,480)	10,145	649,985	936,313
Interests paid	(10,768)	(24,956)	(185,441)	(120,789)
Income tax and social contribution paid	-	(140)	(233,812)	(177,649)
NET CASH FROM OPERATING ACTIVITIES	(12,248)	(14,951)	230,732	637,875

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	-	(176,256)
Capital increase in investments	(1)	(19,000)	-	-
Increase in property, plant and equipment	-	-	(297,550)	(279,597)
Financial investments, pledges, funds and tied deposits	4,710	12,364	67,048	(12,396)
Lease	-	-	-	2,549
Additions to intangible assets	(1)	-	(234,173)	(272,665)
Intercompany loans with subsidiaries and associated companies	(36,728)	(1,546)	(42,784)	-
Other	-	-	-	5,741

NET CASH FLOW USED IN INVESTING ACTIVITIES	(32,020)	(8,182)	(507,459)	(732,624)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	1,255,764	292,773
Payments of loans, financing and debentures, net of derivatives	223	(32)	(634,617)	(188,688)
Payments of dividend and interest on shareholders’ equity	(92)	(269)	(7,442)	(269)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	131	(301)	613,705	103,816
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(44,137)	(23,434)	336,978	9,067
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	141,835	549,189	2,435,034	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	97,698	525,755	2,772,012	2,672,492

CPFL Energia S.A.
Added value statements of income for the periods ended on March 31, 2013 and 2012
(in thousands of Brazilian Reais, except for earnings per share)
	Parent company		Consolidated
	1st Quarter 2013	1st Quarter 2012 restated	1st Quarter 2013	1st Quarter 2012 restated
1. Revenues	34	1	5,255,727	5,062,853
1.1 Operating revenues	34	1	4,713,359	4,743,192
1.2 Revenues related to the construction of own assets	-	-	306,883	71,572
1.3 Revenue from infrastructure construction	-	-	258,629	269,310
1.4 Allowance of doubtful accounts	-	-	(23,143)	(21,221)

2. (-) Inputs	(1,835)	(3,621)	(2,948,101)	(2,520,023)
2.1 Electricity purchased for resale	-	-	(2,113,156)	(1,978,502)
2.2 Material	(2)	(1)	(163,273)	(199,219)
2.3 Outsourced Services	(1,032)	(1,965)	(222,669)	(264,843)
2.4 Other	(800)	(1,655)	(449,003)	(77,458)

3. Gross added value (1 + 2)	(1,801)	(3,620)	2,307,627	2,542,830

4. Retentions	(18)	(20)	(261,465)	(214,519)
4.1 Depreciation and amortization	(18)	(20)	(186,973)	(149,019)
4.2 Amortization of intangible assets	-	-	(74,492)	(65,500)

5. Net added value generated (3 + 4)	(1,819)	(3,639)	2,046,162	2,328,310

6. Added value received in transfer	415,709	418,422	161,720	176,547
6.1 Financial Income	3,865	16,414	155,463	140,351
6.2 Equity in Subsidiaries	411,844	402,009	6,256	36,196

7. Added value to be distributed (5 + 6)	413,890	414,783	2,207,882	2,504,857

8. Distribution of added value
8.1 Personnel and Charges	2,584	1,936	189,173	157,257
8.1.1 Direct Remuneration	1,393	1,212	111,781	97,424
8.1.2 Benefits	1,068	580	67,219	50,853
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	123	144	10,174	8,980
8.2 Taxes, Fees and Contributions	181	630	1,304,465	1,618,417
8.2.1 Federal	181	630	555,893	832,888
8.2.2 Estate	-	-	745,968	779,276
8.2.3 Municipal	-	-	2,604	6,253
8.3 Interest and Rentals	5,539	11,901	308,941	316,575
8.3.1 Interest	5,508	11,872	300,220	307,990
8.3.2 Rental	31	29	7,135	8,116
8.3.3 Other	-	-	1,587	468
8.4 Interest on capital	405,587	400,316	405,302	412,609
8.4.1 Retained Earnings	405,587	400,316	405,302	412,609
	413,890	414,783	2,207,882	2,504,857

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Sala 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	3,916	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	27	1,541	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	253	1,366	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	192	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	78	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Installed power
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Consolidation criteria	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	(d)	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	(d)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	(d)	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Full	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	Full	(c)	(c)	(c)	(c)

Commercialization of energy	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%	Full
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A (e)	Private corporation	Telecommunication services	Direct 100%	Full

Other	Company Type	Core activity	Equity Interest	Consolidation criteria
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	(d)
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c) CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At March 31, 2013, CPFL Renováveis had a project portfolio of 1,735 MW of installed capacity, as follows:

•       Hydropower generation: 35 SHP’s operational (327 MW);

•       Wind power generation: 15 projects operational (555 MW) e 18 projects under construction (482 MW);

•       Biomass power generation: 6 plants operations (270 MW) e 2 under construction (100 MW).

•       Solar energy generation: 1 solar plant operational (1 MW)

(d)      Due to changes in the accounting standards  IFRS 11/CPC 19 (R2), as disclosed in Note 2.9, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements.  Their assets, liabilities and results are accounted for using the equity method of accounting.

(e)      CPFL Transmissão Piracicaba

          In December 2012 the subsidiary CPFL Geração was the successful bidder in ANEEL Transmission Auction 007/2012 which provides for the construction and operation of a transmission line approximately 6.5 km long as well as a 440 KV substation located in the municipality of Piracicaba, State of São Paulo. This line will be connected to the grid of one of the CPFL Energia group distributors and the works will be carried out by the subsidiary CPFL Serviços, making the business feasible. CPFL Geração set up CPFL Transmissão Piracicaba S.A (“CPFL Transmissão”), exclusively to operate this concession.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2012, except as mentioned in Notes 2.9, 3.1 and 3.2, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2013.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instruments

•         Leasing;

•         Provision to environmental costs.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries:

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their parent companies.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities; (ii) electric energy generation activities from conventional sources; (iii) electric energy generation activities from renewable sources; (iv) energy commercialization; (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 (and adjusted comparatively in 2012) are accounted for using the equity method of accounting and not consolidated proportionately (Note 3), and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At March 31, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

2.9 Restatement of 2012 interim financial statements and immaterial adjustments

a. Restatement - Change of practice and impacts of the revision of CPC 33 – Employee benefits and accounting for jointly-controlled entities – CPC 19 (R2) Joint arrangements

As mentioned in Notes 3.1 and 3.2, technical Pronouncements CPC 33 (R1) – Employee benefits and CPC 19 (R2) – Joint Arrangements, are applicable from January 1, 2013. As adoption of these pronouncements constitutes a change of judgment, to be applied retrospectively in accordance with IAS 8 / CPC 23, the Company and its subsidiaries are reclassifying and adjusting the amounts for the first quarter of 2012 and the balance at December 31, 2012, presented for purposes of comparison.

b. Immaterial adjustments - Financial assets related to the concession

As mentioned in Note 2.9 to the December 31, 2012 Financial Statements, in 2012,  the Company and its subsidiaries have adjusted the way of interpreting and accounting for recognition of the financial assets related to the concession, which are now treated as changes in the expectations of cash flows, i.e., the update of the financial asset, previously fully recognized in “other comprehensive income”, is now recognized in income for the period, and not as an adjustment in the fair value of the financial asset. Consequently, the Company and its subsidiaries are showing these effects in these interim financial statements and adjusting the balances at March 31, 2012 to comparative bases, even though the amounts are immaterial.

The adjustments described above have the following impacts:

	Consolidated
ASSETS	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current assets
Cash and cash equivalents (note 5)	2,477,894	(42,860)		2,435,034
Consumers, concessionaires and licensees (note 6)	2,268,601	(63,577)		2,205,024
Dividends and interest on shareholders´ equity (note 11)	2,894	52,139		55,033
Financial investments	6,100	-		6,100
Recoverable taxes (note 7)	263,403	(12,417)		250,987
Derivatives (note 32)	870	-		870
Materials and supplies	49,346	(12,520)		36,826
Leases	9,740	-		9,740
Financial asset of concession (note 9)	34,444	-		34,444
Other credits (note 10)	516,903	(6,022)		510,880
Total current assets	5,630,196	(85,257)	-	5,544,938

Noncurrent assets
Consumers, concessionaires and licensees (note 6)	162,017	(359)		161,658
Escrow deposits (note 20)	1,184,554	(59,215)		1,125,339
Recoverable taxes (note 7)	225,036	(18,383)		206,653
Derivatives (note 32)	486,438	-		486,438
Deferred taxes credits (note 8)	1,318,618	(60,831)	-	1,257,787
Leases	31,703	-		31,703
Financial asset of concession (note 9)	2,342,796	-		2,342,796
Prepaid post-employment benefit obligation (note 17)	10,203	-	(10,203)	-
Investment at cost	116,654	-		116,654
Other credits (note 10)	420,155	(76,340)		343,814
Investmentos (note 11)	-	1,006,771		1,006,771
Property, plant and equipment (note 12)	9,611,958	(2,507,897)		7,104,060
Intangible assets (note 13)	9,535,360	(339,693)		9,195,667
Total non current assets	25,445,491	(2,055,948)	(10,203)	23,379,341

Total assets	31,075,687	(2,141,205)	(10,203)	28,924,279

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated

Current liabilities
Suppliers (note 14)	1,691,002	(1,865)		1,689,137
Accrued interest on debts (note 15)	142,599	(4,305)		138,293
Accrued interest on debentures (note 16)	95,614	(789)		94,825
Loans and financing (note 15)	1,558,499	(139,465)		1,419,034
Debentures (note 16)	336,459	(26,309)		310,149
Prepaid post-employment benefit obligation (note 17)	51,675	-		51,675
Regulatory charges (note 18)	114,488	(3,712)		110,776
Taxes and social contributions payable (note 19)	442,365	(11,894)		430,472
Dividends and interest on equity	26,542	-		26,542
Accrued liabilities	72,535	(810)		71,725
Derivatives (note 32)	109	-		109
Public utilities (note 21)	30,422	(26,979)		3,443
Other accounts payable (note 22)	631,043	(7,776)		623,267
Total current liabilities	5,193,351	(223,903)	-	4,969,447

Noncurrent liabilities
Suppliers (note 14)	4,467	-		4,467
Accrued interest on debts (note 15)	62,271	-		62,271
Loans and financing (note 15)	9,035,534	(1,377,338)		7,658,196
Debentures (note 16)	5,895,143	(104,880)		5,790,263
Prepaid post-employment benefit obligation (note 17)	325,455	-	505,729	831,184
Deferred taxes debits (note 8)	1,155,733	-		1,155,733
Reserve for tax, civil and labor risks (note 20)	386,079	(36,985)		349,094
Derivatives (note 32)	336	-		336
Public utilities (note 21)	461,157	(384,787)		76,371
Other accounts payable (note 22)	149,099	(13,312)		135,788
Total noncurrent liabilities	17,475,275	(1,917,301)	505,729	16,063,703

Shareholdes' equity (note 23)
Capital	4,793,424	-		4,793,424
Capital reserves	228,322	-		228,322
Legal reserves	556,481	-		556,481
Earnings retained for investment	326,899	-		326,899
Dividend	455,906	-		455,906
Other comprehensive income	535,627	-	(515,932)	19,695
	6,896,660	-	(515,932)	6,380,728
Net equity attributable to noncontrolling shareholders	1,510,401			1,510,401
Total shareholders' equity	8,407,061	-	(515,932)	7,891,129

Total liabilities and shareholders' equity	31,075,687	(2,141,205)	(10,203)	28,924,279

	Consolidated
	1st Quarter 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	1st Quarter 2012 restated
Net operating revenue (note 25)	3,420,988		(28,805)		3,392,183
Cost of electric energy services
Cost of electric energy services (note 26)	(1,665,729)		(118,052)		(1,783,781)
Operating cost (note 27)	(309,767)		40,863	(10,869)	(279,773)
Services rendered to third parties (note 27)	(270,034)		-		(270,034)

Gross operating income	1,175,458	-	(105,994)	(10,869)	1,058,595
Operating expenses (note 27)
Sales expenses	(93,054)		21		(93,033)
General and administrative expenses	(141,378)		3,591		(137,787)
Other operating expense	(73,273)		552		(72,721)

Income from electric energy service	867,753	-	(101,830)	(10,869)	755,053

Interest in subsidiaries	-		36,196		36,196
Financial income (expense) (note 28)
Income	143,501	770	(3,921)		140,351
Expense	(358,049)		50,537		(307,512)
	(214,548)	770	46,616	-	(167,161)
Income before taxes	653,205	770	(19,018)	(10,869)	624,087
Social contribution (note 8)	(62,020)	(130)	5,036	-	(57,114)
Income tax (note 8)	(167,987)	(360)	13,982	-	(154,366)
	(230,007)	(490)	19,018	-	(211,479)

Net income	423,198	280	-	(10,869)	412,609

Net income attributable to controlling shareholders	410,905	280		(10,869)	400,316
Net income attributable to noncontrolling shareholders	12,293				12,293
Net income per share - Basic (note 24) - R$	0.43				0.42
Net income per share - Diluted (note 24) - R$	0.43				0.42

	Parent company
	1st Quarter 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	1st Quarter 2012 restated

Net income	410,905	280	(10,869)	400,315

Equity on comprehensive income of subsidiaries	335	(335)		-

Comprehensive income	411,240	(55)	(10,869)	400,315

	Consolidated
	1st Quarter 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Employee benefits	1st Quarter 2012 restated
Net income	423,198	280	(10,869)	412,609

Other comprehensive income:
Financial asset of concession
- Gain in financial instruments	825	(825)		-
- Tax on financial instruments	(490)	490		-
Comprehensive income	423,533	(55)	(10,869)	412,609
Comprehensive income attributable to controlling shareholders	411,240	(55)	(10,869)	400,315
Comprehensive income attributable to non controlling shareholders	12,293	-		12,293

	Consolidated
	March 31, 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	March 31, 2012 restated

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	653,205	770	(19,019)	(10,869)	624,087
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	218,340	-	(30,675)	-	187,665
Provision for tax, civil, labor and environmental risks	9,091	-	(72)	-	9,019
Allowance for doubtful accounts	21,221	-	-	-	21,221
Interest and monetary adjustment	294,598	(770)	(39,100)	-	254,728
Post-employment benefit expense	(2,536)	-	-	10,869	8,333
Equity in subsidiaries	-	-	(36,196)	-	(36,196)
Losses on the write-off of noncurrent assets	-	-	(1,953)	-	(1,953)
Deferred taxes (PIS and COFINS)	(2,465)	-	995	-	(1,470)
Other	(3,591)	-	318	-	(3,273)
	1,187,863		(125,702)		1,062,161
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	(126,090)	-	6,528	-	(119,562)
Dividend and interest on equity received	-	-	9,745	-	9,745
Recoverable taxes	14,036	-	399	-	14,435
Lease	(4,920)	-	-	-	(4,920)
Escrow deposits	(14,442)	-	-	-	(14,442)
Other operating assets	(72,860)	-	(935)	-	(73,795)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	51,039	-	11,686	-	62,725
Other taxes and social contributions	32,554	-	(13)	-	32,541
Other liabilities with employee pension plans	(15,134)	-	1	-	(15,133)
Regulatory charges	5,227	-	418	-	5,645
Reserve for tax, civil and labor risks paid	(4,351)	-	-	-	(4,351)
Other operating liabilities	(20,391)	-	1,655	-	(18,736)
CASH FLOWS PROVIDED BY OPERATIONS	1,032,531	-	(96,218)	-	936,313
Interests paid	(158,153)	-	37,364	-	(120,789)
Income tax and social contribution paid	(201,226)	-	23,577	-	(177,649)
NET CASH FROM OPERATING ACTIVITIES	673,152	-	(35,277)	-	637,875

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	(176,256)	-	-	-	(176,256)
Increase in property, plant and equipment	(282,352)	-	2,755	-	(279,597)
Financial investments, pledges, funds and tied deposits	(14,396)	-	2,000	-	(12,396)
Lease	2,549	-	-	-	2,549
Additions to intangible assets	(272,692)	-	27	-	(272,665)
Other	5,741	-	-	-	5,741

NET CASH FLOW USED IN INVESTING ACTIVITIES	(737,406)	-	4,782	-	(732,624)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	295,104	-	(2,331)	-	292,773
Payments of loans, financing and debentures, net of derivatives	(223,080)	-	34,392	-	(188,688)
Payments of dividend and interest on shareholders’ equity	(269)	-	-	-	(269)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	71,755	-	32,061	-	103,816
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	7,501	-	1,566	-	9,067
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837		(36,412)		2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	2,707,338	-	(34,846)	-	2,672,492

	Consolidated
	1st Quarter 2012 stated	Adjustment - monetary adjustment on financial asset	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	1st Quarter 2012 restated
1. Revenues	5,092,483	-	(29,630)	-	5,062,853
1.1 Operating revenues	4,772,806		(29,614)		4,743,192
1.2 Revenues related to the construction of own assets	71,588		(16)		71,572
1.3 Revenue from infrastructure construction	269,310		-		269,310
1.4 Allowance of doubtful accounts	(21,221)		-		(21,221)

2. (-) Inputs	(2,400,954)	-	(119,069)	-	(2,520,023)
2.1 Electricity purchased for resale	(1,846,959)		(131,543)		(1,978,502)
2.2 Material	(202,022)		2,803		(199,219)
2.3 Outsourced Services	(267,556)		2,712		(264,843)
2.4 Other	(84,418)		6,959		(77,458)

3. Gross added value (1 + 2)	2,691,528	-	(148,699)	-	2,542,830

4. Retentions	(245,193)	-	30,674	-	(214,519)
4.1 Depreciation and amortization	(179,693)		30,674		(149,019)
4.2 Amortization of intangible assets	(65,500)		-		(65,500)

5. Net added value generated (3 + 4)	2,446,335	-	(118,025)	-	2,328,310

6. Added value received in transfer	143,501	770	32,275	-	176,547
6.1 Financial Income	143,501	770	(3,920)		140,351
6.2 Equity in Subsidiaries	-		36,196	-	36,196

7. Added value to be distributed (5 + 6)	2,589,836	770	(85,750)	-	2,504,857

8. Distribution of added value
8.1 Personnel and Charges	148,529	-	(2,142)	10,869	157,257
8.1.1 Direct Remuneration	99,192		(1,768)	-	97,424
8.1.2 Benefits	40,264		(279)	10,869	50,853
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	9,073		(95)		8,980
8.2 Taxes, Fees and Contributions	1,650,858	490	(32,932)	-	1,618,417
8.2.1 Federal	865,329	490	(32,932)	-	832,888
8.2.2 Estate	779,276		-		779,276
8.2.3 Municipal	6,253		(0)		6,253
8.3 Interest and Rentals	367,251	-	(50,676)	-	316,575
8.3.1 Interest	358,525		(50,535)		307,990
8.3.2 Rental	8,258		(142)		8,116
8.3.3 Other	468		-		468
8.4 Interest on capital	423,198	280	-	(10,869)	412,609
8.4.1 Retained Earnings	423,198	280	-	(10,869)	412,609
	2,589,836	770	(85,750)	-	2,504,857

(3) SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.14, disclosed in the financial statements for the year ended December 31, 2012, except for Notes 2.5 Basis of Consolidation and 3.8 Employee benefits to those financial statements, which are represented as required by CPC 23:

3.1 Employee benefits

As mentioned in Note 3.8 to the Financial statements at December 31, 2012, certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with technical pronouncements in force to that date (CPC 33 and IAS 19 – Employee benefits), and are regarded as sponsors of these plans.

On January 1, 2013, the pronouncements mentioned in the previous paragraph were replaced by CPC 33 (R1) and IAS 19 (revised 2011) – Employee benefits, with the following amendments: i) elimination of the “corridor approach”, with immediate recognition of actuarial gains and losses in other comprehensive income; ii) replacement of interest expense and the expected return on plan assets with a “net interest” amount, calculated by applying the discount rate to the net defined benefit asset or liability; and iii) immediate recognition in profit or loss of past service costs.

The effects of adoption of these pronouncements are described in Note 2.9.

3.2 Consolidation of jointly-controlled subsidiaries

As mentioned in Note 2.5 to the Financial Statements of December 31, 2012, it was Company policy to consolidate the jointly-controlled entities proportionally. As of January 1, 2013, due to adoption of technical pronouncement CPC 19 (R2) and IFRS 11 – Joint Arrangements, the Company no longer consolidates the jointly-controlled entities ENERCAN, BAESA, Chapecoense and EPASA proportionally, and they are now recognized using the equity method of accounting.

The effects of adoption of these pronouncements are described in Note 2.9.

(4) DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012, converted into Law 12783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Provisional Measure 579, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)       CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Bank balances	781	741	110,455	239,212
Short-term financial investments	96,918	141,095	2,661,556	2,195,822
Overnight investment (a)	-	-	70,490	18,173
Bank deposit certificates (b)	96,918	141,095	223,544	228,818
Repurchase agreements with debentures (b)	-	-	3,407	12,850
Investment funds (c)	-	-	2,364,115	1,935,982
Total	97,698	141,835	2,772,012	2,435,034

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 100% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the Interbank Deposit Certificate - CDI.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2013 and December 31, 2012:

	Consolidated
	Amounts coming due	Past due		Total
		until 90 days	> 90 days	March 31, 2013	December 31, 2012 restated
Current
Consumer classes
Residential	273,868	233,040	41,682	548,590	640,582
Industrial	104,705	49,347	30,748	184,800	225,681
Commercial	116,527	46,667	15,179	178,373	216,422
Rural	27,949	6,578	1,614	36,141	45,801
Public administration	29,720	5,004	3,834	38,558	45,111
Public lighting	23,647	3,922	14,712	42,281	49,753
Public utilities	32,008	3,818	3,557	39,383	49,335
Billed	608,424	348,376	111,326	1,068,126	1,272,683
Unbilled	440,337	-	-	440,337	597,556
Financing of Consumers' Debts	75,305	10,492	46,179	131,976	137,246
Free energy	3,764	-	-	3,764	3,764
CCEE transactions	159,728	-	-	159,728	19,041
Concessionaires and Licensees	308,940	-	-	308,940	264,268
Allowance for doubtful accounts	-	-	(114,173)	(114,173)	(112,335)
Other	13,711	-	-	13,711	22,802
Total	1,610,209	358,868	43,332	2,012,409	2,205,024

Noncurrent
Financing of Consumers' Debts	124,834	-	-	124,834	136,368
Allowance for doubtful accounts	(13,688)	-	-	(13,688)	(16,240)
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	228	-	-	228	228
Total	152,676	-	-	152,676	161,658

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2012 restated	(128,574)	(22,000)	(150,575)
Allowance for doubtful accounts	(28,808)	(2,128)	(30,936)
Recovery of revenue	6,323	(117)	6,206
Write-off of accounts receivable and provisioned	23,199	903	24,102
At March 31, 2013	(127,861)	(23,343)	(151,203)

Current	(114,173)	(23,201)	(137,374)
Noncurrent	(13,688)	(142)	(13,829)

(7) RECOVERABLE TAXES

(7) RECOVERABLE TAXES

	Parent company		Consolidated
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Current
Prepayments of social contribution - CSLL	-	401	3,120	2,690
Prepayments of income tax - IRPJ	-	1,092	7,137	10,889
IRRF on interest on equity	17,143	17,143	17,654	17,654
Income tax and social contribution to be offset	2,343	850	23,764	22,891
Withholding tax - IRRF	6,019	5,736	53,418	63,512
ICMS to be offset	-	-	85,534	84,487
Social Integration Program - PIS	-	-	8,412	8,808
Contribution for Social Security financing - COFINS	42	42	36,429	36,426
National Social Security Institute - INSS	1	1	2,439	3,194
Other	46	46	467	435
Total	25,595	25,311	238,373	250,987

Noncurrent
Social contribution to be offset - CSLL	-	-	40,492	39,466
Income tax to be offset - IRPJ	-	-	2,626	10,707
ICMS to be offset	-	-	119,557	126,061
Social Integration Program - PIS	-	-	5,399	5,399
Contribution for Social Security financing - COFINS	-	-	24,621	24,621
Other	-	-	1,699	399
Total	-	-	194,394	206,653

(8) DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Social contribution credit/(debit)
Tax losses carryforwards	43,686	43,686	48,676	52,897
Tax benefit of merged goodwill	-	-	133,801	137,773
Deductible temporary differences	1,839	1,779	(201,634)	(180,132)
Subtotal	45,525	45,465	(19,156)	10,538

Income tax credit/(debit)
Tax losses	130,587	130,587	144,551	135,747
Tax benefit of merged goodwill	-	-	455,739	468,844
Deductible temporary differences	1,566	1,359	(597,579)	(571,427)
Subtotal	132,154	131,947	2,711	33,164

PIS and COFINS credit
Deductible temporary differences	-	-	39,547	58,353

Total	177,679	177,411	23,102	102,054

Total tax credit	177,679	177,411	1,168,273	1,257,787
Total tax debit	-	-	(1,145,171)	(1,155,733)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, a breakdown of which is  provided in the financial statements of December 31, 2012.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	March 31, 2013		December 31, 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	75,174	208,817	77,253	214,590
CPFL Piratininga	17,284	59,311	17,662	60,609
RGE	33,537	138,498	34,268	141,518
CPFL Santa Cruz	2,431	7,643	2,655	8,349
CPFL Leste Paulista	1,354	4,125	1,493	4,545
CPFL Sul Paulista	1,960	6,117	2,151	6,712
CPFL Jaguari	1,180	3,592	1,299	3,950
CPFL Mococa	726	2,251	807	2,502
CPFL Geração	-	25,030	-	25,613
CPFL Serviços	156	356	186	455
Total	133,801	455,739	137,773	468,844

8.3 – Non-deductible temporary differences:

	Consolidated
	March 31, 2013			December 31, 2012 restated
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil, labor and environmental risks	24,105	67,529	-	22,700	63,587	-
Private pension fund	1,663	5,617	-	1,387	4,850	-
Allowance for doubtful accounts	13,268	36,854	-	13,274	36,871	-
Free energy provision	4,994	13,873	-	4,884	13,569	-
Research and Development and Energy Efficiency Programs	12,904	35,841	-	12,570	34,913	-
Programs Profit-sharing	3,819	10,598	-	3,151	8,741	-
Depreciation rate difference - Revaluation	7,632	21,201	-	7,599	21,108	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,967)	(5,464)	-	(2,024)	(5,621)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(45,938)	(127,605)	-	(43,062)	(119,617)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	33,695	93,596	38,669	48,048	133,468	57,475
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,227	73,145	-	26,140	72,903	-
Other adjustments changes in practices	11,936	33,156	-	5,068	14,079	-
Accelerated depreciation	(2)	(6)	-	(48)	(133)	-
Other	8,531	16,639	878	9,820	21,075	878
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(67,596)	(187,767)	-	(75,704)	(210,316)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	26,643	79,927	-	28,644	79,566	-
Other temporary differences	-	-	-	22,109	29,147	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(7,349)	(20,413)	-	(7,249)	(20,137)	-
Value added of assets received from the former ERSA	(94,531)	(266,837)	-	(96,452)	(267,924)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complex Atlântica and BVP	(152,721)	(458,166)	-	(154,669)	(464,004)	-
Other temporary differences	(6,947)	(19,297)	-	(6,319)	(17,552)	-
Total	(201,634)	(597,579)	39,547	(180,132)	(571,427)	58,353

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters ended March 31, 2013 and 2012:

	Parent company
	1st quarter 2013		1st quarter 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	405,320	405,320	400,485	400,485
Adjustments to reflect effective rate:
Equity in subsidiaries	(411,844)	(411,844)	(402,009)	(402,009)
Amortization of intangible asset acquired	(7,009)	-	(7,141)	-
Other permanent additions, net	1,230	1,374	-	-
Calculation base	(12,304)	(5,150)	(8,665)	(1,524)
Statutory rate	9%	25%	9%	25%
Tax debit result	1,107	1,288	780	381
Tax credit not recorded, net	(1,047)	(1,081)	(841)	(490)
Total	60	207	(61)	(109)

Current	-	-	-	-
Deferred	60	207	(61)	(109)

	Consolidated
	1st quarter 2013		1st quarter 2012 restated
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	650,420	650,420	624,087	624,087
Adjustments to reflect effective rate:
Equity in subsidiaries	(6,256)	(6,256)	(36,196)	(36,196)
Amortization of intangible asset acquired	25,781	33,100	26,972	34,437
Tax incentives - PIIT (*)	(1,487)	(1,487)	(1,355)	(1,355)
Effect of presumed profit system	(14,832)	(21,726)	(33,118)	(41,785)
Adjustment of excess and surplus revenue of reactive	8,632	8,632	9,733	9,733
Other permanent additions, net	3,319	(11,860)	22,729	14,453
Calculation base	665,576	650,822	612,853	603,375
Statutory rate	9%	25%	9%	25%
Tax debit result	(59,902)	(162,705)	(55,157)	(150,844)
Tax credit not recorded, net	(6,444)	(16,067)	(1,957)	(3,522)
Total	(66,346)	(178,772)	(57,114)	(154,365)

Current	(50,947)	(133,529)	(58,023)	(155,857)
Deferred	(15,399)	(45,243)	909	1,491

 (*)Technical Innovation Incentive Program

(9) FINANCIAL CONCESSION ASSETS

Consolidated
At December 31, 2012 restated	2,377,240
Current	34,444
Noncurrent	2,342,796

Additions	110,325
Adjustment to expected cash flow	31,950
Disposal	(61)

At March 31, 2013	2,519,454
Current	34,444
Noncurrent	2,485,009

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on the moment of reversal of the assets to the granting authority at the end of the concession.

In accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to the anticipated cash flow receipts, in accordance with the new replacement amount (“VNR”) is recorded against the financial income account in profit or loss for the year.

The balance in current assets relates to compensation to the Rio do Peixe II facility for subsidiary CPFL Leste Paulista, which has a generation concession and has not yet undergone a devertilization process.

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Advances - Fundação CESP	7,651	7,784	-	-
Advances to suppliers	22,728	17,917	-	-
Pledges, funds and tied deposits	9,275	53,566	164,089	191,931
Fund tied to foreign currency loans	-	-	33,868	34,287
Orders in progress	227,238	221,883	-	-
Outside services	7,336	8,214	-	-
Advance to energy purchase agreements	50,023	47,832	38,917	40,254
Collection agreements	58,438	65,214	-	-
Prepaid expenses	41,685	9,258	2,659	3,132
Receivables from Resources provided by the Energy Development Account - CDE	837,687	24,972	-	-
Receivables - Business Combination	-	-	13,950	13,950
Advances to employees	16,527	6,806	-	-
Other	49,808	47,437	58,891	60,260
Total	1,328,396	510,880	312,374	343,814

Receivables Eletrobrás – Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 42,185, of which R$ 21,065 is the amount receivable at December 31, 2012 and R$ 21,120 the income recorded in the first quarter of 2013 (Note 25); (ii) other tariff discounts granted to consumers amounting to R$ 97,296 (Note 25); and (iii) new increases related to System Service Charge (“ESS”) – energy security, hydrological risk, involuntary exposure and CVA for System Service Charge ESS and energy, amounting to R$ 698,206 (Note 26).

At March 31, 2013, the Other Credits balance is net of the allowance of R$ 23,343 for doubtful accounts (R$ 22,000 at December 31, 2012) related to the accounts for services rendered to third parties, Collection agreements and Other credits.

(11)    INVESTMENTS

	Parent company		Consolidated
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Permanent equity interests - equity method:
By equity method of the subsidiary	5,312,521	4,867,886	1,013,027	1,006,771
Value-added of assets, net	1,081,888	1,114,676	-	-
Goodwill	6,054	6,054	-	-
Total	6,400,463	5,988,616	1,013,027	1,006,771

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		March 31, 2013				March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Investiment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the period	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	7,349,910	177,909	725,269	306,848	725,269	418,421	306,848	154,657
CPFL Piratininga	53,031,259	2,874,887	92,183	230,228	14,284	230,228	215,944	14,284	60,848
CPFL Santa Cruz	371,772	322,774	60,169	111,239	3,575	111,239	107,664	3,575	8,288
CPFL Leste Paulista	895,733	170,588	23,975	70,133	2,985	70,133	67,149	2,985	2,043
CPFL Sul Paulista	463,482	166,388	24,866	73,705	4,838	73,705	68,867	4,838	2,752
CPFL Jaguari	212,126	123,448	16,428	47,289	3,337	47,289	43,952	3,337	2,492
CPFL Mococa	121,761	95,415	15,945	42,680	4,334	42,679	38,345	4,334	1,288
RGE	807,168	3,558,015	901,787	1,347,485	57,729	1,347,485	1,289,756	57,729	82,698
CPFL Geração	205,487,716	5,520,831	1,039,619	2,374,663	30,574	2,374,663	2,534,388	30,574	78,205
CPFL Jaguari Geração (*)	40,108	49,365	40,108	49,344	1,242	49,344	48,102	1,242	2,048
CPFL Brasil	2,999	582,615	2,999	124,467	16,090	124,467	(81,923)	16,090	30,559
CPFL Planalto (*)	630	4,371	630	(1,794)	(2,381)	(1,794)	587	(2,381)	4,560
CPFL Serviços	66,620	121,948	66,620	73,757	701	73,757	73,056	701	4,246
CPFL Atende (*)	1	23,653	13,991	15,908	721	15,908	15,187	721	461
Nect (*)	2,059	12,612	2,059	4,230	(416)	4,230	4,646	(416)	1,411
CPFL Total (*)	19,005	40,450	19,005	22,233	678	22,233	21,555	678	(401)
CPFL Jaguariuna (*)	189,620	2,834	2,926	2,180	(7)	2,180	2,187	(7)	(33)
CPFL Telecom	19,900	12	20	(494)	(497)	(494)	2	(497)	-
Subtotal - By shareholders' equity of the subsidiary						5,312,521	4,867,886	444,634	436,122
Amortization of added value on assets						-	-	(32,790)	(34,113)
Total						5,312,521	4,867,886	411,844	402,009

(*) Number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 32,790 (R$ 34,113 in the first quarter of 2012) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the period are shown below:

Investment	Investment at December 31, 2012 restated	Capital increase	Equity in subsidiary (profit or loss)	Corporate restructuring	Investment at March 31, 2013
CPFL Paulista	418,421	-	306,848	-	725,269
CPFL Piratininga	215,944	-	14,284	-	230,228
CPFL Santa Cruz	107,664	-	3,575	-	111,239
CPFL Leste Paulista	67,149	-	2,985	-	70,133
CPFL Sul Paulista	68,867	-	4,838	-	73,705
CPFL Jaguari	43,952	-	3,337	-	47,289
CPFL Mococa	38,345	-	4,334	-	42,679
RGE	1,289,756	-	57,729	-	1,347,485
CPFL Geração	2,534,388	1	30,574	(190,300)	2,374,663
CPFL Jaguari Geração	48,102	-	1,242	-	49,344
CPFL Brasil	(81,923)	-	16,090	190,300	124,467
CPFL Planalto	587	-	(2,381)	-	(1,794)
CPFL Serviços	73,056	-	701	-	73,757
CPFL Atende	15,187	-	721	-	15,908
Nect	4,646	-	(416)	-	4,230
CPFL Total	21,555	-	678	-	22,233
CPFL Jaguariuna	2,187	-	(7)	-	2,180
CPFL Telecom	2		(497)	-	(494)
Total	4,867,886	1	444,634	-	5,312,521

In the financial statements, the investment balances correspond to the interest in the jointly-controlled entities accounted for by the  equity method in the subsidiary CPFL Geração:

CPFL Geração's Investment	March 31, 2013	December 31, 2012 restated	March 31, 2013	March 31, 2012 restated
	Shareholders Equity Interest		Equity in Subsidiaries
Baesa	146,722	148,606	(1,884)	2,213
Enercan	402,190	393,737	8,452	14,537
Foz do Chapecó	374,553	370,627	3,927	15,642
EPASA	89,562	93,801	(4,239)	3,804
Total	1,013,027	1,006,771	6,256	36,196

11.2 – Corporate restructuring CPFL Brasil and CPFL Geração

In order to simplify the current corporate structure and centralize the energy generation operations on the subsidiary CPFL Geração, the restructuring in March 2013 involved a partial spin-off from the subsidiary CPFL Brasil to the subsidiary CPFL Geração of the assets and liabilities related to the investment held by CPFL Brasil in the indirect subsidiary CPFL Renováveis. Consequently, as from January 1, 2013, the base date of the spin-off, the subsidiary CPFL Geração holds 63% of the capital of the indirect subsidiary CPFL Renováveis.

The net assets spun-off from the subsidiary CPFL Brasil, as of December 31, 2012, are R$ 1, comprised of (i) cash and cash equivalents of R$ 19; (ii) investment in CPFL Renováveis of R$ 905,281, (iii) acquisition goodwill of R$ 190,300; and (iv) debt of R$ 1,095,599 net of issue costs. For the subsidiary CPFL Brasil, the spin-off represented a capital decrease of R$ 1, re-established simultaneously by the Company by a capital contribution of the same amount.

The goodwill of R$ 190,300 was recognized in the subsidiary CPFL Brasil at the time of the CPFL Renováveis business combination in 2011, as the subsidiary does not have control of its operations, and is therefore regarded as an associate. This transaction was accounted for at the time in the Company’s equity as a transaction between partners in the Company to have control. Since the  subsidiary CPFL Geração obtained control over CPFL Renováveis with the corporate restructuring in March 2013, the subsidiary CPFL Geração recognized the transaction in the same way as the Company, i.e., the amount of R$ 190,300 was recognized in the profit or loss of that subsidiary.

In relation to the spun-off debt, corresponding to the issue of debentures, the subsidiary CPFL Geração issued new debentures to replace those issued by CPFL Brasil, with the same cost, amortization term and interest rate characteristics.

11.3 – Added value of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.4 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Investment	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
CPFL Paulista	254,294	254,294	12,683	12,683	266,978	266,978
CPFL Piratininga	88,211	88,211	5,879	5,879	94,090	94,090
CPFL Santa Cruz	14,481	14,481	2,043	2,043	16,524	16,524
CPFL Sul Paulista	5,153	5,153	1,130	1,130	6,282	6,282
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	7,139	7,139	646	646	7,785	7,785
CPFL Atende	1,102	1,102	357	357	1,459	1,459
Nect Serviços	3,253	3,253	-	-	3,253	3,253
Total	378,735	378,735	22,738	22,738	401,473	401,473

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2012 restated	110,609	1,116,551	1,312,422	3,908,751	5,370	15,986	634,372	7,104,060
Historic cost	117,394	1,459,396	1,677,795	5,044,085	10,772	23,956	634,372	8,967,769
Accumulated depreciation	(6,786)	(342,845)	(365,372)	(1,135,334)	(5,402)	(7,969)	-	(1,863,708)

Additions	-	112	1,521	368	-	-	304,319	306,319
Disposals	-	-	-	(30)	-	-	(60)	(90)
Transfers	2,409	(55,377)	(211,366)	287,537	21	95	(23,319)	-
Transfers - other assets	-	-	-	403	-	-	6,549	6,952
Depreciation	(995)	(11,485)	(12,946)	(53,929)	(308)	(547)	-	(80,211)
Disposal of depreciation	-	-	-	10	-	-	-	10

At March 31, 2013	112,023	1,049,800	1,089,632	4,143,110	5,082	15,533	921,860	7,337,041
Historic cost	119,803	1,404,639	1,426,564	5,373,062	10,772	23,844	921,860	9,280,545
Accumulated depreciation	(7,780)	(354,839)	(336,932)	(1,229,952)	(5,690)	(8,311)	-	(1,943,504)

Average depreciation rate	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%

In accordance with CPC 20 and IAS 23, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. For further details on amounts capitalized and interest rates see Note 28.

In the first quarter of 2013, the subsidiary CPFL Renováveis completed the review of the property, plant and equipment control of the subsidiary BVP, and, as a result of this process, reclassified buildings and improvements to machinery and equipment, stated in the line “transfers”. The reclassification had no effect on the depreciation expense, as the useful lives of the assets were adequate.

(13)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At December 31, 2012 restated	6,115	4,626,701	3,816,428	633,313	33,001	80,108	9,195,667
Historical cost	6,152	6,836,961	9,183,730	633,313	38,679	156,661	16,855,496
Accumulated Amortization	(37)	(2,210,260)	(5,367,301)	-	(5,678)	(76,553)	(7,659,829)

Additions	-	-	-	235,651	-	1,360	237,011
Amortization	-	(74,492)	(102,902)	-	(355)	(3,643)	(181,392)
Transfer - intangible assets	-	-	122,855	(122,855)	-	-	-
Transfer - financial asset	-	-	(1,478)	(108,847)	-	-	(110,325)
Transfer - other assets	-	-	(52)	3	-	(11,450)	(11,499)

At March 31, 2013	6,115	4,552,209	3,834,852	637,264	32,646	66,375	9,129,463
Historical cost	6,152	6,836,528	9,309,514	637,264	38,679	150,606	16,978,743
Accumulated Amortization	(37)	(2,284,318)	(5,474,662)	-	(6,032)	(84,230)	(7,849,280)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 28).

In accordance with CPC 20 and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets.  For further details on amounts capitalized and interest rates see Note 28.

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	March 31, 2013			December 31, 2012 restated	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2013	2012
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(143,149)	161,712	166,305	6.03%	6.05%
CPFL Piratininga	39,065	(17,452)	21,613	22,086	4.85%	5.58%
RGE	3,150	(1,068)	2,082	2,128	5.86%	6.90%
CPFL Geração	54,555	(24,417)	30,138	30,793	4.83%	5.28%
CPFL Santa Cruz	9	(5)	4	5	16.40%	16.25%
CPFL Leste Paulista	3,333	(1,805)	1,528	1,673	17.45%	16.16%
CPFL Sul Paulista	7,288	(3,929)	3,360	3,668	16.94%	17.90%
CPFL Jaguari	5,213	(2,858)	2,355	2,570	16.49%	14.40%
CPFL Mococa	9,110	(5,177)	3,933	4,365	18.96%	18.29%
CPFL Jaguari Geração	7,896	(1,862)	6,034	6,174	7.07%	7.64%
	434,480	(201,723)	232,757	239,766

Subsidiaries
ENERCAN	10,233	(3,816)	6,416	6,568	5.94%	6.27%
Barra Grande	3,081	(1,405)	1,675	1,715	5.17%	5.49%
Chapecoense	7,376	(872)	6,504	6,615	6.06%	6.06%
EPASA	499	(49)	450	456	4.98%	4.76%
CPFL Renováveis	3,138,865	(189,749)	2,949,116	2,981,123	4.08%	3.42%
Outros	14,478	(12,854)	1,624	1,805	4.99%	4.99%
	3,174,531	(208,746)	2,965,785	2,998,282

Subtotal	3,609,011	(410,469)	3,198,542	3,238,048

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(783,124)	337,143	342,449	1.89%	1.74%
CPFL Geração	426,450	(259,056)	167,394	171,292	3.66%	4.00%
Subtotal	1,546,716	(1,042,179)	504,536	513,741

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(550,660)	523,366	537,838	5.39%	5.48%
CPFL Piratininga	115,762	(51,716)	64,045	65,448	4.85%	5.58%
RGE	310,128	(112,275)	197,853	202,237	5.65%	6.03%
CPFL Santa Cruz	61,685	(44,752)	16,934	18,498	10.14%	10.05%
CPFL Leste Paulista	27,034	(17,484)	9,550	10,528	14.47%	13.91%
CPFL Sul Paulista	38,168	(24,491)	13,677	15,015	14.02%	14.52%
CPFL Mococa	15,124	(10,050)	5,074	5,636	14.85%	14.56%
CPFL Jaguari	23,600	(15,260)	8,340	9,182	14.28%	13.44%
CPFL Jaguari Geração	15,275	(4,983)	10,292	10,530	6.23%	6.73%
Outros	-	-	-	-
Subtotal	1,680,801	(831,670)	849,131	874,912

Total	6,836,528	(2,284,318)	4,552,209	4,626,701

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	March 31, 2013	December 31, 2012 restated
Current
System Service Charges	242,947	138,973
Energy purchased	1,211,850	971,977
Electricity Network Usage Charges	77,302	166,565
Materials and Services	232,050	326,544
Free Energy	86,469	85,078
Total	1,850,618	1,689,137

Noncurrent
Materials and Services	-	4,467

(15)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	March 31, 2013				December 31, 2012 restated
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	14	3,271	609	3,894	16	3,601	1,217	4,834
BNDES - Investment	23,285	657,882	3,799,060	4,480,227	22,923	637,305	3,809,188	4,469,416
BNDES - Purchase of assets	62	2,213	6,649	8,924	65	2,036	7,476	9,578
BNDES - Working capital	88	20,771	-	20,859	143	36,928	-	37,071
Financial Institutions	151,333	633,574	1,271,314	2,056,221	153,720	725,379	1,406,468	2,285,567
Other	788	11,676	22,444	34,908	784	11,616	23,638	36,039
Subtotal	175,569	1,329,389	5,100,075	6,605,033	177,652	1,416,864	5,247,988	6,842,504

Foreign currency
Financial Institutions	981	2,143	43,879	47,004	452	2,170	44,423	47,045

Total at Cost	176,550	1,331,532	5,143,955	6,652,037	178,104	1,419,034	5,292,411	6,889,549

Measured at fair value
Foreign currency
Financial Institutions	11,162	-	2,308,907	2,320,069	22,460	-	2,365,786	2,388,245

Total at fair value	11,162	-	2,308,907	2,320,069	22,460	-	2,365,786	2,388,245

Total	187,712	1,331,532	7,452,862	8,972,106	200,564	1,419,034	7,658,196	9,277,794

	Consolidated
Measured at amortized cost	March 31, 2013	December 31, 2012 restated	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	3,894	4,834	TJLP + 3,1% to 4,3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista - FINEM III	20,169	26,885	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Paulista - FINEM IV	112,205	128,200	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	162,298	170,651	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	69,285	71,522	Fixed rate 5,5% to 8,0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	149,922	149,873	TJLP + 2,06% a 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	190,342	190,349	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	57,051	59,149	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	11,981	15,971	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Piratininga - FINEM III	46,769	53,434	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	54,931	55,166	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	29,589	29,591	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	87,379	91,622	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	34,045	35,125	Fixed rate 5,5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	27,053	28,048	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM IV	71,425	81,606	TJLP + 3,28 to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
RGE - FINEM V	97,935	102,980	TJLP + 2,12 to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
RGE - FINEM V	22,691	23,385	Fixed rate 5,5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
RGE - FINEM VI	85,276	85,257	TJLP + 2,06 to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
RGE - FINEM VI	51,668	51,671	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
RGE - FINAME	13,576	14,074	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINAME	391	404	Fixed rate 10,0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFL Santa Cruz - FINAME e CCB	4,910	5,527	TJLP + 2,00% to 2,90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Santa Cruz - FINEM I	16,409	18,374	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Santa Cruz - FINEM I	4,331	4,330	TJLP + 1,66% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista - CCB	3,741	4,090	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Leste Paulista - FINEM I	7,931	8,881	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Leste Paulista - FINEM I	1,686	1,685	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista - CCB	4,051	4,430	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista - FINEM I	9,887	11,071	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Sul Paulista - FINEM I	1,243	1,242	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari - CCB	2,366	2,639	TJLP + 2,9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Jaguari - CCB	2,137	2,138	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Jaguari - CCB	524	531	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	2,736	3,040	TJLP + 2,9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Mococa - CCB	2,749	2,750	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	674	683	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços - FINAME	5,461	3,478	Fixed rate 2,5% to 10,0%	120 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CPFL Serviços - FINAME	98	101	TJLP + 4,2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN	446,408	458,569	TJLP + 3,69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	51,726	54,067	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	376,751	384,629	TJLP + 1,95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
CPFL Renovaveis - FINEM II	34,552	35,395	TJLP + 1,90%,	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM III	626,925	616,796	TJLP + 1,72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM V	121,687	124,508	TJLP + 2,8% to 3,4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	74,189	71,741	TJLP + 2,05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renováveis - FINEM VII	208,550	213,404	TJLP - 1,92%	156 monthly installments from october 2010 a September 2023	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
CPFL Renovaveis - FINEM VIII	39,691	39,024	TJLP + 2,02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and Reserve Account of SPE and assignment of Receivables
CPFL Renovaveis - FINEM IX	52,569	54,413	TJLP + 2,15%	120 monthly installments from May 2010	In process of negotiation
CPFL Renovaveis - FINEM X	1,353	1,428	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
CPFL Renovaveis - FINEM XI	146,720	149,558	TJLP + 1,87% to 1,9%	108 to 168 monthly installments from January 2012 to January 2013.	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renovaveis - FINEM XII	117,460	-	TJLP + 3,02%	1 installment in March 2014	Pledge of shares, CPFL Renováveis guarantee and equipment fiduciary alienation.
CPFL Renováveis - FINAME I	210,636	217,318	Fixed rate 5,5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
CPFL Renováveis - FINAME II	35,348	36,662	Fixed rate 4,5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME III	60,738	59,025	Fixed rate 2,5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and Reserve Account of SPE and assignment of receivables
CPFL Renováveis - BNB	141,942	144,251	Fixed rate at 9,5% to 10% a.a.	168 monthly installments from January 2009	Fiduciary alienation
CPFL Renováveis - BNB	180,350	181,925	Fixed rate 10% a.a.	222 monthly installments from May 2010	CPFL Energia guarantee
CPFL Renováveis - NIB	81,657	82,488	IGPM + 8,63% a.a.	Interest and principal quarterly paid, started in June 2011 until September 2023	No guarantee
CPFL Brasil - FINEP	4,060	4,260	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços - Bens de Renda	3,701	4,316	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Bens de Renda	5,223	5,262	Fixed rate 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Capital de Giro	-	2,290	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Capital de Giro	13,850	20,766	TJLP + 5%	24 monthly installments from october 2011	Promissory note
CPFL Geração - Capital de Giro	7,010	14,015	TJLP + 4,95%	24 monthly installments from July 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	14,043	16,984	IGP-M + 7,42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	106,420	104,612	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil -Working capital (*)	185,613	182,385	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	87,674	174,749	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	17,071	16,774	98,5% do CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	11,417	22,573	99% do CDI	02 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	173,448	172,665	98,50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	33,252	62,992	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	10,204	10,044	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,994	7,905	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,491	10,326	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,328	20,429	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	8,834	9,316	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,313	6,215	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	5,536	10,950	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,116	1,099	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,486	6,955	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	18,471	19,416	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,293	5,210	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	1,753	3,471	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	5,994	6,320	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	8,421	8,248	CDI + 0,10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	635,294	624,326	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renováveis
Banco Safra	53,445	52,542	CDI+ 0,4%	Annual installments unitl 2014	No guarantee
HSBC	404,680	397,523	CDI + 0,5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - Nota promissória	-	331,538	108,5% of CDI	1 installment in January 2013	No guarantee
Banco do Brasil - Nota promissória	233,630	-	108,5% of CDI	1 installment in May 2013	No guarantee

Other
Eletrobrás
CPFL Paulista	8,179	8,490	RGR + 6% to 6,5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	517	555	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	13,641	14,165	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,663	2,806	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	808	845	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,299	1,366	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	72	77	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	321	334	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,409	7,402
Subtotal Brazilian Currency - Cost	6,605,033	6,842,504

Foreign Currency
Financial institutions
CPFL Paulista
C-Bond (4)	3,336	3,310	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond (4)	17,737	17,879	US$ + Libor 6 months + 0,8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond (4)	25,931	25,856	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	47,004	47,045

Total Measured at cost	6,652,037	6,889,549

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	212,457	215,534	US$ + 2,78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	103,592	106,746	US$ + 2,74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	103,113	106,156	US$ + 2,55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	308,639	317,501	US$ + 2,33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	217,791	226,077	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	46,785	48,535	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	49,230	50,654	US$ + 2,37% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	50,705	52,444	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	104,493	107,877	US$ + Libor 6 months + 1,75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	104,558	107,952	US$ + Libor 6 months + 1,77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes

CPFL Piratininga
BNP Paribas	61,988	63,855	US$ + 2,62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	206,119	212,169	US$ + 2,52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	61,389	63,685	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	66,257	68,498	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	16,692	17,233	US$ + Libor 6 months + 1,69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui	104,298	107,703	US$ + Libor 6 months + 1,75% (3) (****)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	130,419	134,641	US$ + Libor 6 months + 1,69% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
CPFL RGE
J.P. Morgan	98,031	101,214	US$ + 2,64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	146,086	148,853	US$ + Libor 6 months + 1,45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	19,928	20,522	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	25,281	25,920	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,723	9,962	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	10,462	10,775	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	10,618	10,912	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,723	9,985	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	13,146	13,510	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	8,915	9,162	US$ + Libor 6 months + 1,57% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	11,124	11,432	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	8,508	8,737	US$ + Libor 6 months + 1,52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,320,069	2,388,245

Total	8,972,106	9,277,793

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to:
(1) 176,2% of CDI	(3) 95,50% to 106,85% of CDI
(2) 106% to 106,5% of CDI	(5) 108% of CDI
(4) As certain assets are dollar indexed, a partial swap of R$ 12,640 was contracted, converting the currency variation to 95,78% of the CDI.

(*) Efective tax
CPFL Paulista and CPFL Piratininga - 98,5% CDI + 2,88%
RGE - 98,5% of CDI + 2,5%a.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98,5% CDI + 2,28%

(**) Effective tax:
CPFL Paulista - 99,0% of CDI + 2,38% and CPFL Piratininga - 99,0% of CDI + 2,38%
RGE - 99,0% of CDI + 2,38%.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99,0% CDI + 2,38%

(***) Effective tax:
CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari - 100% CDI + 1,88%
CPFL Serviços - CDI + 0,10% + 1,88%
(****) Effective tax:
CPFL Piratininga – 98,65% CDI +0,10

In conformity with CPCs 38 and 39 and IAS 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At March 31, 2013, the total balance of the debt measured at fair value was R$ 2,320,069 (R$ 2,388,245 at December 31, 2012).

Changes in the fair values of these debts are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 66,314 (R$ 95,435 at December 31, 2012), on marking the debts to market, less the effects of R$ 53,160 (R$ 81,753 at December 31, 2012), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 13,154 (R$ 13,682 at December 31, 2012).

Main additions in the period:

Brazilian currency

Investment:

CPFL Renováveis – FINEM XII – In 2012, the BNDES approved financing of R$175,476, which will be used for the indirect subsidiaries Macacos, Costa Branca, Juremas and Pedra Preta, with amortization on maturity in April 2014. The amount of R$ 115,616 was released in the first quarter. The outstanding balance of R$ 59,860 is scheduled for release by March 2014.

Financial institutions:

CPFL Renováveis – Banco do Brasil (Promissory note and working capital) - in 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements in the form of promissory notes amounting R$ 320,000 to be used in the construction of four wind farms and two biomass power plants. Part of the loan was settled in January 2013, by a further issue of promissory notes, with annual interest of 108.50% of the CDI.  The debit balance at March 31, 2013 is R$ 233,627.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From April 1, 2014	1,614,398
2015	1,379,572
2016	1,442,346
2017	630,623
2018	435,217
After 2018	1,884,392
Subtotal	7,386,549
Mark to Market	66,314
Total	7,452,862

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The loans contracted in 2013 have the following clauses related to financial indicators:

CPFL Renováveis – FINEM XII

•       Net equity divided by the sum of net indebtedness and net equity of more than 0.41 based on the consolidated annual financial statements of the subsidiary CPFL Renováveis, over the effective term of the agreement;

•       Net indebtedness divided by EBITDA - maximum of 7.5 in 2013 and 6.0 in 2014, based on the consolidated annual financial statements of the subsidiary CPFL Renováveis, over the effective term of the agreement.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2012.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747 at December 31, 2012, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2012 and on February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil to determine the debt coverage ratio for the year ended December 31, 2012, and for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions. At March 31, the balance of the debt is recorded in noncurrent liabilities.

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272.  The agreement includes restrictive clauses that require the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012 and March 31, 2013 the subsidiary had not complied with this obligation, which could result in dividends being withheld until the financial ratios are re-established. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of management, these restrictive covenants and clauses are being adequately complied with, except as mentioned previously in relation to the subsidiaries CPFL Renováveis and CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at March 31, 2013.

(16)  INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		March 31, 2013				December 31, 2012 restated
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd issue	Single series	1,548	150,000	150,000	301,548	7,082	150,000	150,000	307,082

CPFL Paulista
5th issue	Single series	12,314	-	482,817	495,132	2,931	-	482,726	485,657
6th issue	Single series	11,528	-	657,884	669,412	26,304	-	657,800	684,105
7th issue	Single series	5,337	-	503,269	508,606	-	-	-	-
		29,179	-	1,643,971	1,673,150	29,235	-	1,140,527	1,169,762

CPFL Piratininga
3rd issue	Single series	9,218	-	259,455	268,673	4,645	-	259,391	264,036
5th issue	Single series	4,071	-	159,570	163,641	969	-	159,537	160,506
6th issue	Single series	1,921	-	109,494	111,416	4,384	-	109,474	113,858
7th issue	Single series	2,483		234,148	236,632	-	-	-	-
		17,693	-	762,668	780,362	9,998	-	528,403	538,400

RGE
3rd issue	1st series	774	33,333	-	34,107	184	33,333	-	33,517
	2nd series	807	46,667	-	47,474	3,383	46,667	-	50,050
	3rd series	144	13,333	-	13,477	767	13,333	-	14,100
	4th series	806	16,667	-	17,473	511	16,667	-	17,178
	5th series	806	16,667	-	17,473	511	16,667	-	17,178
5th issue	Single series	1,781	-	69,783	71,564	424	-	69,766	70,190
6th issue	Single series	8,732	-	498,371	507,103	19,928	-	498,306	518,234
7th issue	Single series	1,797	-	169,354	171,151	-	-	-	-
		15,647	126,667	737,507	879,821	25,708	126,667	568,072	720,447

CPFL Santa Cruz
1st issue	Single series	1,566	-	64,765	66,331	292	-	64,753	65,045

CPFL Brasil
2nd issue	Single series	5,873	-	227,383	233,256	8,092	-	1,316,259	1,324,351
		5,873	-	227,383	233,256	8,092	-	1,316,259	1,324,351

CPFL Geração
3rd issue	Single series	9,359	-	263,469	272,828	4,716	-	263,402	268,118
4th issue	Single series	17,517	-	678,003	695,520	4,169	-	677,908	682,077
5th issue	Single series	28,130	-	1,089,045	1,117,175				-
		55,006	-	2,030,517	2,085,523	8,885	-	941,310	950,195

CPFL Renováveis
1st issue - SIIF	1st to 12th series	2,179	33,950	488,428	524,557	1,774	33,483	481,051	516,308
1st issue - Renováveis	Single series	12,683	-	427,035	439,718	3,760	-	426,921	430,681
1st issue - PCH Holding 2	Single series	-	-	176,487	176,487	-	-	172,968	172,968
		14,862	33,950	1,091,950	1,140,762	5,534	33,483	1,080,940	1,119,957

	TOTAL	141,376	310,616	6,708,760	7,160,753	94,825	310,149	5,790,263	6,195,239

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd issue	Single series	45.000	CDI + 0,45%(1)	CDI + 0,53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
5th issue	Single series	4.840	CDI + 1,3%	CDI + 1,4%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	660	CDI + 0,8%	CDI + 0,87%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	50,500	CDI + 0,83%	100,0% CDI + 0,89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd issue	Single series	260	107% of CDI	107% CDI + 0,67%	1 single installment in April 2015	CPFL Energia guarantee
5th issue	Single series	1.600	CDI + 1,3%	CDI + 1,41	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	110	CDI + 0,8%	CDI + 0,91%.	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	23,500	CDI + 0,83%	CDI + 0,89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
3rd issue	1st series	1	CDI + 0,6% (2)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd series	1	CDI + 0,6% (3)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd series	1	CDI + 0,6% (4)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th series	1	CDI + 0,6% (5)	CDI + 0,84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th series	1	CDI + 0,6% (5)	CDI + 0,84%	3 annual installments from December 2011	CPFL Energia guarantee
5th issue	Single series	700	CDI + 1,3%	CDI + 1,43%	1 single installment in June 2016	CPFL Energia guarantee
6th issue	Single series	500	CDI + 0,8%	CDI + 0,88%	3 annual installments from July 2017	CPFL Energia guarantee
7th issue	Single series	17,000	CDI + 0,83%	CDI + 0,88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st issue	Single series	650	CDI + 1,4%	CDI + 1,52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd issue	Single series	2,280	CDI + 1,4%	CDI + 1,48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd issue	Single series	264	107% of CDI	107% of CDI + 0,67%	1 installment in April 2015	CPFL Energia guarantee
4th issue	Single series	6.800	CDI + 1,4%	CDI + 1,49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th issue	Single series	10,920	CDI + 1,40%	CDI + 1,48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Renováveis
1st issue - SIIF	1st to 12th series	528,649,076	TJLP + 1%	TJLP + 1% + 0,22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	Fiduciary alienation of BVP and PCH Holding dividends
1st issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From April 1, 2014	183,596
2015	606,919
2016	794,124
2017	1,462,115
2018	1,743,676
After 2018	1,918,329
Total	6,708,760

Main fundraising in the period

7th issue - CPFL Paulista, CPFL Piratininga and RGE

In the first quarter of 2013 a single series of registered, book-entry, unsecured debentures, not convertible into shares, of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE was subscribed and paid up. The objective of the issue was to extend the indebtedness and reinforce the working capital of the subsidiaries. The debentures will be guaranteed by the Company:

Subsidiary	Number	Unit per value R$ thousand	Total amount raised R$ thousand	Amount raised, net of issuance costs R$ mil
CPFL Paulista	50,500	10	505,000	503,251
CPFL Piratininga	23,500	10	235,000	234,139
RGE	17,000	10	170,000	169,347
			910,000	906,737

5th issue - CPFL Geração

In order to cover the corporate restructuring mentioned in Note 11.2, the 5th issue of 10,920 debentures of the subsidiary CPFL Geração was approved on March 28, 2013, with a unit value of R$ 100, and a total amount of R$ 1,092,000, respecting the same characteristics as those originally issued by the subsidiary CPFL Brasil. The issue was paid up by the former holders of the debentures issued by the subsidiary CPFL Brasil, and there was no financial movement.

RESTRICTIVE COVENANTS

7th issue - CPFL Paulista, CPFL Piratininga and RGE

The debentures include clauses that require the Company to maintain the following financial ratios:

•                     Net indebtedness divided by EBITDA - maximum of 3.75;

•                     EBITDA divided by Financial Income (Expense) - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities.

5th issue - CPFL Geração

Include clauses that require the Company to maintain the following financial ratios:

•       Net indebtedness divided by adjusted EBITDA, - maximum of 3.75; and

•       Adjusted EBITDA divided by Financial Income (Expense) - minimum of  2.25;

The other debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios  within pre-established parameters, the details of which are presented in the Financial statements of December 31, 2012.

Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of management of the Company and its subsidiaries, these restrictive covenants and clauses are being adequately complied with at March 31, 2013.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Supplementary Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary in relation to the plan deficit calculated at the time by the external actuaries of Fundação CESP, to be settled in 260 installments (240 monthly and 20 annual installments) with maturities to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The amount of the obligation at March 31, 2013 is R$ 573,393 (R$ 570,939 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026.  The balance of the obligation at March 31, 2013 is R$ 165,024 (R$ 164,517 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VI – CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments) to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, at March 31, 2013, is R$ 14,481 (R$ 14,430 at December 31, 2012). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 are as follows:

	March 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total Passivo
Actuarial liabilities at the beginning of the period	657,231	174,223	8,355	26,136	865,945
Expense recognized in income statement	14,283	5,363	217	667	20,530
Sponsors' contributions transferred during the period	(13,097)	(4,108)	(288)	(1,314)	(18,807)
Actuarial liabilities at the end of the period	658,417	175,478	8,284	25,490	867,669
Other contributions	14,690	392	80	1,684	16,846
Total	673,107	175,870	8,364	27,174	884,515

Current	41,919	13,265	806	1,384	57,374
Noncurrent	631,187	162,605	7,558	25,790	827,140

As mentioned in Notes 2.9 and 3.1, the review of CPC 33 eliminated the corridor method (among other amendments), resulting in the need for recognition of the whole net actuarial liability at December 31 every year (base date of the actuary’s report). At December 31, 2012, the liability was increased by R$ 515,932, against comprehensive income. An allowance was not recorded for the related deferred tax asset due to the uncertainty in relation to the future realization of the asset.

The income and expense recognized as operating cost in the actuary’s report are shown below:

	March 31, 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Cost of service	407	1,724	46	164	2,341
Interest on actuarial obligations	94,213	24,812	2,163	6,378	127,565
Expected return on plan assets	(80,336)	(21,174)	(1,992)	(5,874)	(109,376)
Total Expense	14,283	5,363	217	667	20,530

	March 31, 2012 restated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Cost of service	297	1,087	36	294	1,714
Interest on actuarial obligations	87,502	22,203	1,916	5,900	117,521
Expected return on plan assets	(81,203)	(21,281)	(2,019)	(5,546)	(110,049)
Amortization of unrecognized actuarial gains	-	-	(852)	-	(852)
Total Expense/(Income)	6,596	2,009	(919)	648	8,333

The principal assumptions taken into consideration in the actuarial calculations, based on the actuary’s report prepared for the base dates of December 31, 2012 and 2011, were:

	December 31, 2012	December 31, 2011

Nominal discount rate for actuarial liabilities:	8.78% p. a.	10.35% p. a.
Nominal Return Rate on Assets:	8.78% p. a.	(*)
Estimated Rate of nominal salary increase:	6.69% p. a.	6.69% p. a.
Estimated Rate of nominal benefits increase:	0.0% p. a.	0.0% p. a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.6% p. a.	4.6% p. a.
General biometric mortality table:	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	TÁBUA MERCER
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11.51% p. a., CPFL Piratininga 11.72% p. a. and RGE 10.24% p. a.

(18)  REGULATORY CHARGES

	Consolidated
	March 31, 2013	December 31, 2012 restated
Fee for the Use of Water Resources	1,767	570
Global Reverse Fund - RGR	24,520	24,653
ANEEL Inspection Fee	2,368	2,421
Fuel Consumption Account - CCC	-	34,432
Energy Development Account - CDE	12,937	48,700
Total	41,592	110,776

(19)  TAXES AND CONTRIBUTIONS

	Consolidated
	March 31, 2013	December 31, 2012 restated
Current
ICMS (State VAT)	200,112	171,066
PIS (Tax on Revenue)	9,755	13,438
COFINS (Tax on Revenue)	44,964	75,992
IRPJ (Corporate Income Tax)	53,819	99,801
CSLL (Social Contribution Tax)	20,774	35,899
Other	29,678	34,275
Total	359,102	430,472

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2013		December 31, 2012 restated
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	77,958	115,066	68,205	152,762

Civil
General Damages	19,568	113,736	15,041	115,261
Tariff Increase	6,134	46,232	5,877	45,118
Other	6,148	448	6,054	448
	31,850	160,416	26,972	160,826
Tax
FINSOCIAL	18,968	54,074	18,968	54,074
Income Tax	91,665	713,558	90,187	704,742
Interest on Shareholders’ Equity - PIS and COFINS	12,672	12,672	12,517	12,517
PIS and COFINS - Non-Cumulative Method	95,292	-	94,677	-
Other	10,772	22,417	10,505	22,010
	229,370	802,721	226,855	793,343

Various	27,062	17,658	27,062	18,408

Total	366,239	1,095,862	349,094	1,125,339

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2012 restated	Additiion	Reversal	Payment	Monetary Adjustment	March 31, 2013
Labor	68,205	27,115	(512)	(16,856)	6	77,958
Civil	26,972	7,433	(476)	(2,094)	14	31,850
Tax	226,855	1,602	-	(1)	914	229,370
Other	27,062	-	-	-	-	27,062
Provision for tax, civil and
labor risks	349,094	36,151	(989)	(18,951)	934	366,239

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2012.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at March 31, 2013, were as follows: (i) R$ 311,376 labor (R$ 329,590 at December 31, 2012) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 567,083 civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 588,378 at December 31, 2012); and (iii) R$ 1,726,166 tax, related mainly to Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 1,490,715 at December 31, 2012).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the financial statements, or that might result in a significant impact on future earnings.

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Company	March 31, 2013	December 31, 2012 restated	Number of remaining installments	Interest rates
CERAN	80,613	79,813	276	IGP-M + 9.6% p. a.

Current	3,515	3,443
Noncurrent	77,098	76,371

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Consumers and Concessionaires	52,020	59,917	-	-
Energy Efficiency Program - PEE	179,769	168,520	11,265	11,772
Research & Development - P&D	137,268	134,463	20,212	24,790
National Scientific and Technological Development Fund - FNDCT	1,824	4,487	-	-
Energy Research Company - EPE	911	2,242	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	34,329	28,073	20	20
Provision for environmental expenditure	-	-	49,552	46,215
Payroll	9,444	12,361	-	-
Profit sharing	60,228	49,396	7,846	7,846
Collections agreement	76,946	76,371	-	-
Guarantees	-	-	24,787	25,014
Accounts payable - Business acquisitions	11,536	11,369	-
Other	63,480	76,067	2,161	2,381
Total	627,756	623,267	133,592	135,788

(23)  SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2013 and December 31, 2012 are shown below:

	Number of shares
	March 31, 2013		December 31, 2012
Shareholders	Common Shares	Interest %	Common Shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	-	-	9,897,860	1.03
VBC Energia S.A.	-	-	9,897,860	1.03
Camargo Correa S.A.	837,860	0.09	12,642,390	1.31
ESC Energia S.A.	234,092,930	24.33	224,195,070	23.30
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	115,118,250	11.96
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Executive officers	72,077	0.01	47,610	0.00
Other	163,977,081	17.04	164,001,548	17.04
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2012.

23.1 – Change in interest and stock purchase option - Company’s controlling shareholders

In a Relevant Fact dated March 28, 2013 the Company informed that the stock purchase option by its controlling shareholders had been concluded. This transaction was disclosed previously in a Relevant Fact dated January 24, 2013, described in the financial statements of December 31, 2012.

After completion of the transaction, by means of the effective transfer of the shares on March 25, 2013, ownership of the shares is now as follows:

	Number of shares-linked		Number of shares
	Before disposal	After disposal	Before disposal	After disposal
VBC Energia S.A.	9,897,860	-	9,897,860	-
ESC Energia S.A.	224,188,344	234,086,204	224,195,070	234,092,930
Camargo Corrêa S.A.	11,804,530	-	12,642,390	837,860
BB Carteira Livre I FIA	196,276,558	196,276,558	288,569,602	288,569,602
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	-	9,897,860	-
Energia São Paulo FIA	90,484,600	112,186,990	115,118,250	136,820,640
Bonaire Participações S.A.	10,000	10,000	6,308,790	6,308,790
Shareholders control	542,559,752	542,559,752	666,629,822	666,629,822

(24)  EARNINGS PER SHARE

Earnings per share – basic  and diluted

Basic and diluted earnings per share at March 31, 2013 and 2012 are calculated by dividing the net profit or loss for the year attributable to the Company’s controlling shareholders by the weighted average number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	1st quarter 2013	1st quarter 2012 restated
Numerator
Net income attributable to controlling shareholders	405,587	400,316
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - basic	0.42	0.42

Numerator
Net income attributable to controlling shareholders	405,587	400,316
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(1,700)	(1,071)
Net income attributable to the Controlling Shareholders	403,887	399,245
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260
Net income per share - diluted	0.42	0.41

(*) Proportional to the interest on the subsidiary (63%)

The dilutive effect of the numerator in calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year.

(25)  OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		GWh (*)		R$ thousand
Revenue from Eletric Energy Operations	March 31, 2013	March 31, 2012 restated	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated
Consumer class
Residential	6,363,270	6,144,992	3,932	3,631	1,599,772	1,633,567
Industrial	58,849	59,254	3,615	3,458	893,972	953,403
Commercial	493,883	498,625	2,336	2,233	812,880	846,477
Rural	243,711	243,614	491	489	106,091	114,703
Public Administration	48,774	47,227	304	288	99,646	104,203
Public Lighting	9,232	8,710	385	365	78,143	81,445
Public Services	7,790	7,484	456	464	119,319	130,658
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(6,578)	(6,486)
Billed	7,225,509	7,009,906	11,519	10,928	3,703,245	3,857,971
Own comsuption	-	-	9	9	-	-
Unbilled (Net)	-	-	-	-	(117,651)	73,774
Emergency Charges - ECE/EAEE	-	-	-	-	(257)	-
Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(1,637,521)	(1,860,029)
Electricity sales to final consumers	7,225,509	7,009,906	11,528	10,937	1,947,816	2,071,716

Furnas Centrais Elétricas S.A.			746	755	108,117	101,394
Other Concessionaires and Licensees			2,320	2,229	411,244	278,599
Current Electric Energy			524	101	162,024	8,658
Electricity sales to wholesaler´s			3,591	3,084	681,385	388,651

Revenue due to Network Usage Charge - TUSD - Captive Consumers					1,637,521	1,860,029
Revenue due to Network Usage Charge - TUSD - Free Consumers					260,372	348,824
(-) Adjustment of revenue surplus and excess responsive					(2,054)	(3,247)
Revenue from construction of concession infrastructure					258,629	269,310
Resources provided by the Energy Development Account - CDE					118,416	182
Other Revenue and Income					69,903	77,037
Other operating revenues					2,342,786	2,552,135
Total gross revenues					4,971,987	5,012,501
Deductions from operating revenues
ICMS					(740,943)	(776,887)
PIS					(69,800)	(75,372)
COFINS					(321,538)	(346,787)
ISS					(1,121)	(1,515)
Global Reversal Reserve - RGR					(40)	(26,671)
Fuel Consumption Account - CCC					(34,432)	(195,364)
Energy Development Account - CDE					(38,812)	(146,100)
Research and Development and Energy Efficiency Programs					(28,658)	(35,301)
PROINFA					(21,458)	(16,289)
Emergency Charges - ECE/EAEE					257	-
IPI					(16)	(33)
					(1,256,561)	(1,620,318)

Net revenue					3,715,427	3,392,183
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 Periodic Tariff Review (“RTP”) and Annual Tariff Review (“RTA”)

The details of the tariff reviews of the distributors are shown below:

		2013		2012
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April (b)	5.48%	6.18%	3.71%	2.89%
CPFL Piratininga	October	(c)	(c)	8,79% (d)	5,5% (d)
RGE	June	(c)	(c)	11.51%	3.38%
CPFL Santa Cruz	February	(e)	(e)	(e)	(e)
CPFL Leste Paulista	February	(e)	(e)	(e)	(e)
CPFL Jaguari	February	(e)	(e)	(e)	(e)
CPFL Sul Paulista	February	(e)	(e)	(e)	(e)
CPFL Mococa	February	(e)	(e)	(e)	(e)

(a)   Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)   As mentioned in Note 35, the periodic tariff review for the subsidiary CPFL Paulista took place in April 2013.

(c)   The 2013 tariff increases have not yet been adjusted.

(d)   On October 2, 2012 ANEEL approved the RTP de 2011 for the subsidiary CPFL Piratininga, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment. On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA of the subsidiary.  Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components.

The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs in force. The new tariffs are effective from October 23, 2012 to October 22, 2013.

(e)   On January 31, 2012, ANEEL extended the effective term of the supply tariffs and TUSD of these subsidiaries, until the final processing of the tariff review.

The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs. Based on the tariffs of the 2012 RTP, ANEEL ratified the Extraordinary Tariff Review (“RTE”) (Note 25.2), effective from January 24, 2013 to February 2, 2013. The tariffs ratified in the 2013 RTA, which incorporated the effects of the extension of the RTP, came into effect from February 3, 2013.

The RTP and RTA percentages for these subsidiaries are as follows:

	RTP 2012		RTA 2013
	With financial components	Effect perceived by consumers compared to RTA/11	With financial components	Effect perceived by consumers compared to RTE/13
CPFL Santa Cruz	8.10%	-4.66%	9.32%	-0.94%
CPFL Leste Paulista	0.08%	-1.25%	6.48%	3.36%
CPFL Jaguari	-7.10%	-7.33%	2.71%	2.68%
CPFL Sul Paulista	-3.72%	-5.02%	2.27%	2.21%
CPFL Mococa	9.00%	6.34%	7.00%	5.10%

25.2 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. Note that this RTE has no impact on profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were (not reviewed by the independent auditors):

(*)Information not reviewed by the independent auditors

25.3 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 118,416 was recorded in the first quarter of 2013, R$ 21,120 for the low income subsidy and R$ 97,296 for other tariff discounts, set against accounts receivable Eletrobrás – Resources provided by the CDE (Note 10).

(26)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated
Itaipu Binacional	2,616	2,654	295,141	251,138
Current electric energy	696	1,097	206,533	155,338
PROINFA	235	255	61,983	57,357
Energy purchased of bilateral contracts and through action in the regulated market	10,889	10,054	1,824,504	1,131,871
Resources provided by the Energy Development Account - CDE - Decree 7.945/13	-	-	(431,763)	-
Credit of PIS and COFINS	-	-	(177,241)	(145,616)
Subtotal	14,436	14,060	1,779,158	1,450,089

Electricity Network Usage Charge
Basic Network Charges			127,170	276,202
Transmission from Itaipu			8,460	22,970
Connection Charges			11,754	19,031
Charges of Use of the Distribution System			8,791	7,135
System Service Charges - ESS			243,990	29,235
Reserve Energy charges			(30)	12,795
Resources provided by the Energy Development Account - CDE - Decree 7.945/13			(266,443)	-
Credit of PIS and COFINS			(11,737)	(33,676)
Subtotal			121,955	333,693

Total			1,901,112	1,783,781
(*) Information not reviewed by the independent auditors

26.1 Decree 7945/13 – Resources provided by the CDE

Due to the unfavorable hydropower conditions at the end of 2012 and beginning of 2013, including the low levels of water reserves at the hydroelectric power plants, the output of the thermal plants is set at the highest level. In view of this and considering the concessionaires’ exposure in the short-term market, due largely to allocation of the physical energy and power guarantee quotas and repeal of the plants’ authorization by ANEEL, the energy cost of the distributors increased significantly in 2012 and early in 2013.

As a result of this scenario and as the distribution concessionaires do not have control over these costs, on March 7, 2013, the Brazilian government issued Decree 7945, which provided for certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge.

In relation to contracting of energy, Decree 7945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

i.  exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

ii. exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

iii. the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security); and

iv. the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

In relation to items (i), (ii) and (iii), in accordance with CPC 07 / IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company recorded the amount of R$ 326,746. In relation to item (iv), in the tariff review of the subsidiary CPFL Paulista ANEEL granted full coverage of the positive balances of the CVA calculated on the energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013, totaling R$ 371,460 (Order 1144 of April 18, 2013). Both amounts were credited to the cost of electric energy under Resources provided by the CDE – Decree 7945/13, set against other credits in the line Accounts Receivable Eletrobrás – Resources provided by the CDE (Note 10).

The resources provided by the CDE recognized in the first quarter of 2013 are shown in the following table, per distributor controlled by the Company:

	1st quarter 2013
	Electricity purchased for resale			Electricity Network Usage Charge		Total
	Overcontracting	Quotas e hydrological risk	Electricity purchased - tariff review	System Service Charges - ESS	System Service Charges - ESS - tariff review
CPFL Paulista	(45,812)	(24,209)	(327,253)	(117,531)	(44,207)	(559,012)
CPFL Piratininga	(22,537)	(1,197)	-	(50,228)	-	(73,963)
CPFL Santa Cruz	(2,416)	-	-	(6,037)	-	(8,452)
CPFL Leste Paulista	-	-	-	(1,712)	-	(1,712)
CPFL Sul Palista	-	-	-	(2,149)	-	(2,149)
CPFL Jaguari	(19)	(255)	-	(2,464)	-	(2,739)
CPFL Mococa	-	-	-	(1,170)	-	(1,170)
RGE	(8,064)	-	-	(40,945)	-	(49,009)
Total	(78,849)	(25,661)	(327,253)	(222,236)	(44,207)	(698,206)

(27)  OPERATING COSTS AND EXPENSES

	Parent Company
	Operating Expenses
	General
	1st quarter 2013	1st quarter 2012 restated
Personnel	3,028	2,396
Materials	2	1
Outside Services	1,032	1,965
Depreciation and Amortization	18	20
Other:	831	1,684
Leases and Rentals	31	29
Publicity and Advertising	153	968
Legal, Judicial and Indemnities	395	532
Donations, Contributions and Subsidies	196	143
Other	56	13
Total	4,911	6,065

	Consolidated
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated
Personnel	113,187	95,730	-	-	26,126	23,037	38,668	37,529	-	-	177,981	156,296
Employee Pension Plans	20,530	8,333	-	-	-	-	-	-	-	-	20,530	8,333
Materials	21,964	18,830	587	293	1,065	521	1,355	3,516	-	-	24,971	23,160
Outside Services	49,188	43,288	580	433	26,757	26,522	45,798	59,071	-	-	122,323	129,315
Depreciation and Amortization	164,476	102,283	-	-	8,107	8,109	13,823	11,774	-	-	186,407	122,165
Costs related to infrastructure construction	-	-	258,629	269,310	-	-	-	-	-	-	258,629	269,310
Other	12,586	11,309	(2)	(3)	40,665	34,844	94,323	25,898	88,090	72,721	235,662	144,769
Collection charges	-	-	-	-	13,237	11,845	-	-	-	-	13,237	11,845
Allowance for doubtful accounts	-	-	-	-	24,731	21,221	-	-	-	-	24,731	21,221
Leases and Rentals	7,744	5,810	-	-	4	35	2,694	2,374	-	-	10,443	8,219
Publicity and Advertising	34	36	-	-	62	8	2,623	3,258	-	-	2,719	3,302
Legal, Judicial and Indemnities	-	-	-	-	-	-	84,032	12,020	-	-	84,032	12,020
Donations, Contributions and Subsidies	-	-	-	-	2,013	1,319	1,403	695	-	-	3,417	2,014
Inspection fee	-	-	-	-	-	-	-	-	7,606	7,436	7,606	7,436
Loss/(Gain) on disposal and decommissioning and other losses on noncurrent assets	-	-	-	-	-	-	-	-	5,990	(264)	5,990	(264)
Intangible of concession amortization	-	-	-	-	-	-	-	-	74,492	65,500	74,492	65,500
Financial compensation for water resources utilization	1,922	1,160	-	-	-		-		-		1,922	1,160
Other	2,886	4,302	(2)	(3)	619	416	3,570	7,552	2	49	7,075	12,315
Total	381,931	279,773	259,793	270,034	102,720	93,033	193,967	137,787	88,090	72,721	1,026,502	853,348

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	1st quarter 2013	1st quarter 2012 restated	1st quarter 2013	1st quarter 2012 restated
Financial Income
Income from Financial Investments	2,641	14,521	38,809	61,676
Arrears of interest and fines	-	10	41,684	38,183
Restatement of tax credits	-	-	1,483	870
Restatement of Escrow Deposits	155	241	8,924	14,651
Monetary and Exchange adjustment	-	-	13,534	12,174
Adjustment to expected cash flow (note 9)	-	-	31,950	770
Discount on purchase of ICMS credit	-	-	5,661	3,081
Interest on loan agreements	456	109	452	-
Other	611	1,532	12,966	8,946
Total	3,865	16,414	155,463	140,351

Financial Expense
Debt Charges	(5,354)	(11,937)	(261,769)	(264,995)
Monetary and Exchange Variations	(163)	79	(20,578)	(32,466)
(-) Capitalized borrowing costs	-	-	11,607	11,331
Public utilities	-	-	(2,754)	(1,731)
Other	9	(15)	(25,618)	(19,651)
Total	(5,508)	(11,873)	(299,111)	(307,512)

Net financial income/(expense)	(1,644)	4,540	(143,648)	(167,161)

Interest was capitalized at an average rate of 8.04% p.a. in the first quarter of 2013 (7.82% in the first quarter of 2012) on qualifying assets, in accordance with CPC 20 and IAS 23.

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

		Generation
	Distribution	conventional sources	renewable sources	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2013
Net revenue	2,913,949	143,170	166,806	479,142	12,328	31	-	3,715,427
(-) Intersegment revenues	4,856	77,042	73,895	58,663	24,946	-	(239,402)	-
Income from electric energy service	592,989	124,087	55,648	18,840	1,134	(4,886)	-	787,812
Financial income	124,690	6,149	9,557	8,322	2,886	3,860	-	155,463
Financial expense	(143,060)	(69,415)	(75,229)	(4,734)	(1,162)	(5,510)	-	(299,111)
Income before taxes	574,618	67,077	(10,024)	22,428	2,858	(6,536)	-	650,420
Income tax and social contribution	208,441	21,393	5,132	8,719	1,701	(267)	-	245,118
Net Income	366,178	45,684	(15,157)	13,709	1,157	(6,269)	-	405,302
Total Assets (**)	15,681,908	4,433,991	8,777,222	570,760	185,277	366,565	-	30,015,723
Capital Expenditures and other intangible assets	232,686	2,570	293,623	517	2,327	-	-	531,723
Depreciation and Amortization	140,549	34,118	84,666	969	576	20	-	260,898

1st quarter 2012 restated
Net revenue	2,867,864	139,602	91,805	285,161	7,749	1	-	3,392,183
(-) Intersegment revenues	4,683	68,410	43,459	96,151	28,260	-	(240,964)	-
Income from electric energy service	516,048	127,747	32,024	77,784	7,804	(6,354)	-	755,053
Financial income	92,854	8,514	14,180	8,407	92	16,304	-	140,351
Financial expense	(155,255)	(65,339)	(36,809)	(36,420)	(1,815)	(11,873)	-	(307,512)
Income before taxes	453,646	107,117	9,395	49,771	6,081	(1,922)	-	624,087
Income tax and social contribution	171,162	23,739	(1,635)	14,676	3,368	170	-	211,479
Net Income	282,485	83,378	11,030	35,095	2,713	(2,092)	-	412,608
Total Assets (**)	14,729,776	4,376,136	8,786,521	466,645	186,303	378,898	-	28,924,279
Capital Expenditures and other intangible assets	266,238	2,195	283,063	167	599	-		552,262
Depreciation and Amortization	103,219	35,288	47,529	885	466	278	-	187,665

(*) Other: refers mainly to CPFL Energia after elimination of inter-group balances.
(**) Goodwill related to acquisitions and recorded in CPFL Energia, net of amortization, was allocated to the respective segments.
(***) The amounts for the total assets refer to December 31, 2012.

(30)  RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   VBC Energia S.A., ESC Energia S.A. and Camargo Correa S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

•   Previ - Caixa de Previdência dos Funcionários do Banco do Brasil

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)            Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)            Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 16 and 17.

c)            Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract. JBS S.A. transactions refer to ICMS credit acquisition.

d)             Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

e)              Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)                Advances – Refers to advances to investments on research and development.

g)              Other revenue –  refers basically to revenue from rental of use of the distribution system for telephony services.

h)             Intercompany loan:  at March 31, 2013, the parent company has intercompany loan balances receivable of R$ 37,082, R$ 36,073 from the jointly-controlled entity EPASA and R$ 1,009 from the subsidiary CPFL Jaguari.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in in the first quarter of 2013, in accordance with CVM Decision 560/2008, was R$ 8,544. This amount comprises R$ 8,274 in respect of short-term benefits and R$ 270 for post-employment benefits, recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Bank deposits and short-term investments
Banco do Brasil S.A.	87,316	82,111	-	-	1,409	68	1

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,784,023	1,778,338	-	-	22,487	61,002

Other financial transactions
Banco do Brasil S.A.	-	-	816	1,224	408	408	1,491	1,441
JBS S/A	-		-	-	52	20	-

Energy sales and purchases and electricity network usage charge
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	3	1
Companhia de Eletricidade do Estado da Bahia - Coelba	474	320	-	-	945	95	1	-
Companhia Energética de Pernambuco - Celpe	387	-	-	-	1,353	736	1	-
Companhia Energetica do Ceara - Coelce	207	188	-	-	488	4	3	-
Companhia Energética do Rio Grande do Norte - Cosern	185	-	-	-	389	29	-	-
Companhia Transmissão de Energia Elétrica Paulista - CTEEP	-	-	-	-	-	-	-	45
NC Energia S.A.	-	-	-	-	5,553	-	-	-
Tavex Brasil S.A.	-	-	-	-	2,456	-	-	-
Vale Energia S.A	6,959	6,594	-	-	20,439	19,848	-	-
Vale S.A	-	-	-	-	34	-	-	-
Campos Novos Energia S.A. - ENERCAN	381	377	34,848	29,548	1,277	1,213	53,159	50,634
Centrais Eletricas da Paraíba S.A. - EPASA	36,143	-	10,533	35,690	39,829	748	15,689	9,859
Chapecoense Geração S.A.	-	1,006	27,593	27,695	-	3,223	77,270	74,340
Energética Barra Grande S.A. - BAESA	-	-	10,088	7,066	-	-	20,974	18,912

Advance
Campos Novos Energia S.A. - ENERCAN	-	-	1,558	1,558	-	-	-	-
Centrais Eletricas da Paraíba S.A. - EPASA	-	-	572	572	-	-	-	-
Chapecoense Geração S.A.	-	-	1,272	1,272	-	-	-	-
Energética Barra Grande S.A. - BAESA	-	-	898	898	-	-	-	-

Intangible assets, Property, plant and equipament, Materials and Service
Banco do Brasil S.A.	-	-	-	-	-	-	40	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	-	-	-	50	-	-	-
Brasil Telecom S.A.	-	-	-	-	-	-	12	-
BRASKEM S.A.	-	-	-	-	14,315	-	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESPREV	118	-	6	-	216	2	2	7
Concessionárias de Rodovias do Oeste de São Paulo	-	260	-	1	-	-	-	-
Embraer S.A.	-	2,326	-	-	-	-	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	590	-	-	-
Ferrovia Centro-Atlântica S.A.	119	112	-	-	133	-	-	-
Industrias Romi S.A.	4	-	-	-	11	-	-	-
Mineração Naque S.A.	-	21	-	-	-	-	-	-
Multiner S.A.	2	-	-	-	2	-	-	-
Oi S.A.	-	-	45	131	-	-	295	210
Petrobras	-	9	-	-	-	-	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	-	27	-	-	-	27	-	-
Rodovias Integradas do Oeste - SP Vias	-	-	16	14	-	-	-	-
Rodovias Integradas do Oeste S.A.	-	-	-	12	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	30	-	-	-	398	-	-	-
Telemar Norte Leste S.A	2	-	-	4	7	4	45	42
Totvs S.A	-	9	183	111	-	-	466	103
Vale Fertilizantes S.A.	-	9	-	-	-	-	1,419	-
Campos Novos Energia S.A. - ENERCAN	-	-	-	-	332	317	-	-
Centrais Eletricas da Paraíba S.A. - EPASA	5	100	-	-	-	-	-	-
Chapecoense Geração S.A.	-	11	-	-	365	348	-	-
Energética Barra Grande S.A. - BAESA	-	-	-	-	332	317	-	-

Other revenue
Brasil Telecom S.A.	2,126	2,009	-	-	3,189	3,013	-	-

(*) At cost.

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.  Decree 7945 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (Note 26).

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan - PEN 2012, drawn up by the National Electrical System Operator, the risks of any energy shortfall is low for 2013, and another energy rationing program is unlikely. These risks could be mitigated by early generation of thermal energy, using the Short-Term Operating Procedures (Procedimentos Operativos de Curto Prazo – POCP), or by an advance order authorized by the Electrical Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), thereby diminishing depletion of the reservoirs. This procedure was followed in the last quarter of 2012 and is being used in the first few months of 2013, with the thermal plants being put into operation to preserve the reservoirs. Payment for the additional cost of this energy security was covered in Resolution 03 of the National Energy Policy Council – CNPE, which established the apportionment for all the market agents.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

				Consolidated
				March 31, 2013		December 31, 2012 restated
	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value

Assets
Cash and cash equivalent (note 5)	(a)	(2)	Level 1	1,420,433	1,420,433	1,114,515	1,114,515
Cash and cash equivalent (note 5)	(a)	(2)	Level 2	1,351,578	1,351,578	1,320,519	1,320,519
Consumers, Concessionaires and Licensees (note 6)	(b)	(1)	n/a	2,165,085	2,165,085	2,366,682	2,366,682
Leases	(b)	(1)	n/a	44,707	44,707	41,443	41,443
Financial investments	(c)	(1)	n/a	-	-	3,939	3,939
Financial investments	(a)	(2)	Level 1	7,290	7,290	2,161	2,161
Derivatives (note 32)	(a)	(2)	Level 2	440,637	440,637	487,308	487,308
Financial asset of concession (note 9)	(d)	(2)	Level 3	2,485,009	2,485,009	2,377,240	2,377,240
Receivables from Resources provided by the Energy Development Account - CDE (note 10)	(b)	(1)	n/a	837,687	837,687	49,943	49,943
Other finance assets (**)	(b)	(1)	n/a	275,940	275,940	356,146	356,146
				9,028,366	9,028,366	8,119,896	8,119,896

Liabilities
Suppliers (note 14)	(e)	(1)	n/a	1,850,618	1,850,618	1,689,137	1,689,137
Loans and financing - Principal and interest (note 15)	(e)	(1)	n/a	6,652,037	6,449,756	6,889,549	6,766,129
Loans and financing - Principal and interest (note 15) (****)	(a)	(2)	Level 2	2,320,069	2,320,069	2,388,245	2,388,245
Debentures - Principal and interest (note 16)	(e)	(1)	n/a	7,160,752	7,393,297	6,195,237	6,396,903
Regulatory Charges (note 18)	(e)	(1)	n/a	41,592	41,592	110,776	110,776
Derivatives (note 32)	(a)	(2)	Level 2	1,267	1,267	445	445
Public utility (note 21)	(e)	(1)	n/a	80,613	80,613	79,813	79,813
Other finance liabilities (***)	(e)	(1)	n/a	149,452	149,452	161,081	161,081
				18,256,400	18,286,664	17,514,283	17,592,529
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in note 10

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$29,119 (loss of R$28,322 in 1st quarter 2012)
Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in net income are disclosed in note 10. There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 16) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At March 31, 2013, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
BNP Paribas	49,833	-	49,833	45,714	4,120	dollar	June 2014	160,000	Over the counter
J.P.Morgan	24,315	-	24,315	22,276	2,039	dollar	July 2014	78,250	Over the counter
J.P.Morgan	25,823	-	25,823	23,974	1,849	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	18,038	-	18,038	15,371	2,667	dollar	Sep 2016	85,475	Over the counter
Bank of America Merrill Lynch	55,732	-	55,732	44,702	11,030	dollar	July 2014	235,050	Over the counter
Bank of America Merrill Lynch	71,194	-	71,194	66,355	4,839	dollar	July 2016	156,700	Over the counter
Societe Generale	12,664	-	12,664	10,418	2,245	dollar	Aug 2016	33,173	Over the counter
Citibank	17,917	-	17,917	15,129	2,787	dollar	Sep 2016	85,750	Over the counter
HSBC	8,339	-	8,339	7,379	960	dollar	Sep 2014	41,050	Over the counter
Scotiabank	403	-	403	(763)	1,165	dollar	July 2016	49,000	Over the counter
Subtotal	284,256	-	284,256	250,555	33,701

CPFL Piratininga
BNP Paribas	15,517	-	15,517	14,382	1,135	dollar	July 2014	45,990	Over the counter
J.P.Morgan	51,557	-	51,557	47,937	3,620	dollar	Aug 2014	153,400	Over the counter
Bank of America	24,188	-	24,188	20,482	3,706	dollar	Aug 2016	80,250	Over the counter
Societe Generale	16,616	-	16,616	13,670	2,946	dollar	Aug 2016	43,527	Over the counter
Citibank	3,653	-	3,653	3,267	386	dollar	Aug 2016	12,840	Over the counter
Scotia Bank	526	-	526	(996)	1,522	dollar	July 2016	64,000	Over the counter
Subtotal	112,057	-	112,057	98,742	13,315

CPFL Santa Cruz
J.P.Morgan	237	(755)	(518)	755	237	dollar	July 2015	20,000	Over the counter

CPFL Leste Paulista
Citibank	1,707	-	1,707	1,609	98	dollar	Sep 2014	8,000	Over the counter
Scotia Bank	(250)	-	(250)	(541)	291	dollar	July 2015	25,000	Over the counter
Subtotal	1,457	-	1,457	1,068	388

CPFL Sul Paulista
Citibank	1,707	-	1,707	1,609	98	dollar	Sep 2014	8,000	Over the counter
J.P.Morgan	(272)	-	(272)	(396)	124	dollar	July 2015	10,500	Over the counter
Scotia Bank	(105)	-	(105)	(227)	122	dollar	July 2015	10,500	Over the counter
Subtotal	1,330	-	1,330	985	344

CPFL Jaguari
Citibank	1,877	-	1,877	1,779	99	dollar	Aug 2014	7,000	Over the counter
Scotia Bank	(130)	-	(130)	(281)	151	dollar	July 2015	13,000	Over the counter
Subtotal	1,747	-	1,747	1,497	250

CPFL Mococa
Citibank	1,493	-	1,493	1,408	85	dollar	Sep 2014	7,000	Over the counter
Bank of Nova Scotia	(110)	-	(110)	(238)	128	dollar	July 2015	11,000	Over the counter
Subtotal	1,383	-	1,383	1,170	213

CPFL Geração
Citibank	29,184	-	29,184	25,825	3,359	dollar	Aug 2016	100,000	Over the counter

RGE
J.P.Morgan	824	-	824	(489)	1,313	dollar	April 2012 to July 2016	128,590	Over the counter
Citibank	10,180	-	10,180	10,141	39	dollar	July 2012 to April 2017	94,410	Over the counter
Subtotal	11,004	-	11,004	9,652	1,352

Subtotal	442,655	(755)	441,900	390,250	53,160

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Paulista
Merrill Lynch	-	(54)	(54)	(55)	0	dollar	April 2013	1,816	Over the counter
Merrill Lynch	-	(28)	(28)	(30)	2	dollar	Oct 2013	1,002	Over the counter
Subtotal	-	(83)	(83)	(85)	2

CPFL Geração			-		-
Votorantim	(2,710)	(429)	(3,139)	(2,133)	(1,006)	dollar	April 2013 to Dec 2014	54,697	Over the counter

Hedge interest rate variation (1)
CPFL Energia
Citibank	379	-	379	33	346	CDI+spread	Sep 2014	300,000	Over the counter

RGE
Santander	234	-	234	81	153	CDI + spread	Dec 2011 to Dec 2013	93,333	Over the counter
Citibank	78	-	78	28	50	CDI + spread	Dec 2011 to Dec 2013	33,333	Over the counter
Subtotal	312	-	312	109	203

Subtotal	(2,019)	(512)	(2,531)	(2,076)	(455)

Total	440,636	(1,267)	439,369	388,175	52,705

Current	642	(512)
Noncurrent	439,995	(755)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters of 2013 and 2012, the derivatives resulted in the following impacts on profit or loss:

			Gain (Loss)
Company	Hedged risk / transaction	Account	1st quarter 2013	1st quarter 2012 restated
CPFL Energia	Interest rate variation	Financial expense - swap	114	(24)
CPFL Energia	Mark to Market	Financial expense - Adjustment to fair value	(122)	(296)
CPFL Paulista	Exchange variation	Financial expense - swap	(22,295)	(41,820)
CPFL Paulista	Mark to Market	Financial expense - Adjustment to fair value	(15,846)	20,114
CPFL Piratininga	Interest rate variation	Financial expense - swap	3	84
CPFL Piratininga	Exchange variation	Financial expense - swap	(8,985)	(14,898)
CPFL Piratininga	Mark to Market	Financial expense - Adjustment to fair value	(6,266)	7,808
RGE	Interest rate variation	Financial expense - swap	83	79
RGE	Exchange variation	Financial expense - swap	(5,252)	-
RGE	Mark to Market	Financial expense - Adjustment to fair value	(3,430)	75
CPFL Geração	Interest rate variation	Financial expense - swap	-	99
CPFL Geração	Exchange variation	Financial expense - swap	(3,763)	(4,623)
CPFL Geração	Mark to Market	Financial expense - Adjustment to fair value	(2,817)	(2,049)
CPFL Santa Cruz	Exchange variation	Financial expense - swap	(440)	-
CPFL Santa Cruz	Mark to Market	Financial expense - Adjustment to fair value	(217)	-
CPFL Leste Paulista	Exchange variation	Financial expense - swap	(748)	715
CPFL Leste Paulista	Mark to Market	Financial expense - Adjustment to fair value	(266)	81
CPFL Sul Paulista	Exchange variation	Financial expense - swap	(657)	715
CPFL Sul Paulista	Mark to Market	Financial expense - Adjustment to fair value	(309)	81
CPFL Jaguari	Exchange variation	Financial expense - swap	(459)	952
CPFL Jaguari	Mark to Market	Financial expense - Adjustment to fair value	(216)	83
CPFL Mococa	Exchange variation	Financial expense - swap	(413)	626
CPFL Mococa	Mark to Market	Financial expense - Adjustment to fair value	(190)	71
			(72,493)	(32,127)

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at March 31, 2013 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thuosand	Risk	Exchange depreciation of 5,8% (*)	Exchange depreciation of 25% (**)	Exchange depreciation of 50% (**)
Financial asset instruments	33,868	dollar appreciation	1,963	8,467	16,934
Financial liability instruments	(2,419,073)	dollar appreciation	(140,219)	(604,768)	(1,209,537)
Derivatives - Plain Vanilla Swap	2,391,621	dollar appreciation	138,628	597,905	1,195,810
Total	6,415		372	1,604	3,208
* In accordance with exchange graphs contained in information provided by the BM&FBOVESPA.
**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of March 31, 2013.

c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at March 31, 2013 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 7.6% p.a.; IGP-M 8.1% p.a.; TJLP  5.5% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 814,410. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I (*)	Raising index by 25% (**)	Raising index by 50% (**)
Financial asset instruments	3,285,400	CDI appreciation	9,856	62,423	124,845
Financial liability instruments	(9,120,597)	CDI appreciation	(27,362)	(173,291)	(346,583)
Derivatives - Plain Vanilla Swap	(1,952,251)	CDI appreciation	(5,857)	(37,093)	(74,186)
	(7,787,448)		(23,362)	(147,962)	(295,923)

Financial asset instruments	7,290	IGP-M appreciation	(196)	147	294
Financial liability instruments	(553,765)	IGP-M appreciation	14,896	(11,158)	(22,317)
	(546,476)		14,700	(11,011)	(22,023)

Financial liability instruments	(3,245,787)	TJLP appreciation	16,229	(44,630)	(89,259)

Total increase	(11,579,711)		7,567	(203,603)	(407,205)
* The CDI, IGP-M and TJLP indexes considered of 7.9%, 5.37% and 5%, respectively, were obtained from information available in the market.
** In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of March 31, 2013.

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the financial statements.

	Consolidated
	March 31, 2013	December 31, 2012 restated	March 31, 2013	December 31, 2012 restated
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	60,711	65,534	63,967	67,244
	60,711	65,534	63,967	67,244
Deferred Costs Variations
CVA (**)	686,461	897,364	514,143	404,148
	686,461	897,364	514,143	404,148
Prepaid Expenses
Overcontracting	83,174	74,885	22,716	27,364
Low income consumers' subsidy - Losses	-	2,064	15,630	17,922
Neutrality of the sector charges	2,845	2,850	406	224
Tariff adjustment	3,79	2,696	(0)	467
Other financial components	84,047	92,582	90,067	53,180
	173,856	175,078	128,819	99,157
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,443)	(1,234)	(1,337)
CVA (**)	(372,532)	(373,784)	(561,097)	(488,500)
	(373,987)	(375,227)	(562,331)	(489,838)
Other Accounts Payable
Reimbursement of replacement on RTP (***)	(205,913)	(242,987)	-	-
Discounts TUSD and Irrigation (*)	(376)	(363)	(48)	(127)
Overcontracting	(26,090)	(28,919)	(71,060)	(48,367)
Low income consumers' subsidy - Gains	(13,979)	(22,813)	(28,641)	(17,010)
Neutrality of the sector charges	(60,033)	(66,985)	(97,299)	(97,138)
Tariff Review – Provisional Procedure	-	-	(84,903)	(32,181)
Other financial components	(4,027)	(4,254)	(9,903)	(5,739)
	(310,417)	(366,321)	(291,855)	(200,562)

Total net	236,624	396,428	(147,257)	(119,851)

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")
(***) Periodic Tariff Review

(34)  NON-CASH TRANSACTIONS

	Parent Company		Consolidated
	March 31, 2013	March 31, 2013 restated	March 31, 2013	March 31, 2013 restated
Transactions resulting from business combinations
Property, plant and eqiupment acquired through business combination	-	-	-	23,007
Intangible asset acquired in business combination, net of tax effects	-	-	-	1,873
Other net assets acquired through business combination	-	-	-	(352)
	-	-	-	24,528
Cash acquired in the business combination	-	-	-	(186)
Acquisition price payable	-	-	-	(24,342)
Acquisition price paid	-	-	-	-

Other transactions
Capital decrease in subsidiaries for transfering investments	-	10,045	-	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	-	624	1,961
Interest capitalized in property, plant and equipment	-	-	8,769	7,939
Interest capitalized in intangible concession asset - distribution infrastructure	-	-	2,838	3,392

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 Periodic Tariff Review – CPFL Paulista

On April 5, 2013, ANEEL published Authorization Resolution 1504, fixing the average increase in the tariffs of the subsidiary CPFL Paulista at 5.48% from April 8, 2013, of which 4.53% relates to tariff repositioning and 0.95% to the financial components. The average effect perceived by captive consumers is a 6.18% increase in the tariffs.

35.2 - Dividend

The AGM/EGM held on April 19, 2013 approved the allocation of net income for 2012, through (i) constitution of a legal reserve of R$ 61,296; (ii) ratification of the declaration of an interim dividend on June 30, 2012 of R$ 640,239, and (iii) declaration of an additional dividend of R$ 455,906.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2013:

Shareholders	Common shares	Interest - %
BB Carteira Livre I FIA	288,569,602	29.99
ESC Energia S.A.	234,092,930	24.33
Energia São Paulo FIA	136,820,640	14.22
BNDES Participações S.A.	81,053,460	8.42
Executive officers	72,077	0.01
Other shareholders	221,665,551	23.04
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2013 and 2012:

	March 31, 2013		March 31, 2012
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	666,668,822	69.28	666,629,811	69.28
Administrator	-	-	-	-
Executive officers	72,077	0.01	50,400	0.01
Board of directors	-	-	212	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	295,533,361	30.71	295,593,837	30.72
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	295,533,361	30.71	295,593,837	30.72

SHAREHOLDING STRUCTURE							Quarter/Year: 1st quarter 2013
CPFL ENERGIA S/A							Per units shares
1 - SHAREHOLDERS OF THE COMPANY	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	69.19%	100.00%	-	0.00%	0.00%	665,791,962	69.19%
1.1 Esc Energia S.A.	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	288,569,602	29.99%	100.00%	-	0.00%	0.00%	288,569,602	29.99%
1.3 Bonaire Participações S.A.	6,308,790	0.66%	100.00%	-	0.00%	0.00%	6,308,790	0.66%
1.4 Energia São Paulo FIA	136,820,640	14.22%	100.00%	-	0.00%	0.00%	136,820,640	14.22%
Noncontrolling shareholders	296,482,298	30.81%	100.00%	-	0.00%	0.00%	296,482,298	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	100.00%	-	0.00%	0.00%	81,053,460	8.42%
1.6 Board of Directors	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.7 Executive officers	72,077	0.01%	100.00%	-	0.00%	0.00%	72,077	0.01%
1.8 Other shareholders	215,356,761	22.38%	100.00%	-	0.00%	0.00%	215,356,761	22.38%
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%

2 - Entity: 1.1 Esc Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
1.1.1 VBC Energia S.A.	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,014,978	100.00%	97.41%	133,511	100.00%	2.59%	5,148,489	100.00%
1.1.1.1 Átila Holdings S/A	2,405,393	47.96%	97.15%	70,530	52.83%	2.85%	2,475,923	48.09%
1.1.1.2 Camargo Corrêa Energia S.A.	1,504,095	29.99%	96.97%	47,018	35.22%	3.03%	1,551,113	30.13%
1.1.1.3 Camargo Corrêa S.A.	717,383	14.30%	97.82%	15,963	11.96%	2.18%	733,346	14.24%
1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.74%	100.00%	-	0.00%	0.00%	388,107	7.54%
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.5 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total	5,014,983	100.00%	97.41%	133,511	100.00%	2.59%	5,148,494	100.00%
4- Entity: 1.1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%
1.1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.2.2 Other shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
Total	2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.3.1 Participações Morro Vermelho S.A.	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
Noncontrolling shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.3.2 Other shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%
1.1.1.4.1 Camargo Corrêa S.A.	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.4.2 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total	1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%
1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%
Noncontrolling shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%
1.1.1.1.1.2 Other shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%
Total	374,481	100.00%	81.01%	87,780	100.00%	18.99%	462,261	100.00%
9 - Entity: 1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	% PN	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%
1.1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%
Noncontrolling shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%
1.1.1.1.1.1.2 Other shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%

10 - Entity: 1.1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,991	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,991	100.00%
1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%
1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%
1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%
1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%
1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%
1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%
1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%
Noncontrolling shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
1.1.1.3.1.8 Other shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
11 - Entity: 1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.1.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.2.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.3.1.3.2 Other shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.4.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.5.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
Noncontrolling shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.3.1.6.2 Other shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%
1.1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%
1.1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%

18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%

19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%
Noncontrolling shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.3.2 Other shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%

20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%
1.4.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%
1.4.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%

22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.5.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Quartely Social Report 2013 /2012 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st quarter of 2013 Value (R$ 000)			1st quarter of 2012 Value (R$ 000)
Net Revenues (NR)	3,715,427			3,392,183
Operating Result (OR)	650,420			624,087
Gross Payroll (GP)	158,300			139,796
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	13,842	8.74%	0.37%	11,721	8.38%	0.35%
Mandatory payroll taxes	42,761	27.01%	1.15%	39,690	28.39%	1.17%
Private pension plan	8,732	5.52%	0.24%	7,656	5.48%	0.23%
Health	8,126	5.13%	0.22%	6,771	4.84%	0.20%
Occupational safety and health	507	0.32%	0.01%	364	0.26%	0.01%
Education	566	0.36%	0.02%	491	0.35%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	2,547	1.61%	0.07%	2,205	1.58%	0.07%
Day-care / allowance	246	0.16%	0.01%	225	0.16%	0.01%
Profit / income sharing	11,830	7.47%	0.32%	11,389	8.15%	0.34%
Others	1,556	0.98%	0.04%	1,471	1.05%	0.04%
Total - internal social indicators	90,713	57.30%	2.44%	81,983	58.64%	2.42%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	230	0.04%	0.01%	107	0.02%	0.00%
Culture	1,892	0.29%	0.05%	1,711	0.27%	0.05%
Health and sanitation	288	0.04%	0.01%	1	0.00%	0.00%
Sport	150	0.02%	0.00%	4	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	883	0.14%	0.02%	773	0.12%	0.02%
Total contributions to society	3,443	0.53%	0.09%	2,596	0.42%	0.08%
Taxes (excluding payroll taxes)	1,273,073	195.73%	34.26%	1,589,875	254.75%	46.87%
Total - external social indicators	1,276,786	196.30%	34.36%	1,592,723	255.21%	46.95%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	7,683	1.18%	0.21%	6,119	0.98%	0.18%
Investments in external programs and/or projects	11,816	1.82%	0.32%	8,716	1.40%	0.26%
Total environmental investments	19,499	3.00%	0.52%	14,835	2.38%	0.44%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st quarter of 2013			1st quarter of 2012 (**)
Nº of employees at the end of period	8,639			7,994
Nº of employees hired during the period	620			526
Nº of outsourced employees	NA			NA
Nº of interns	242			196
Nº of employees above 45 years age	1,987			1,885
Nº of women working at the company	2,169			1,935
% of management position occupied by women	10.24%			10.78%
Nº of Afro-Brazilian employees working at the company	1,232			980
% of management position occupied by Afro-Brazilian employees	1.96%			2.38%
Nº of employees with disabilities	270			270
6 - Relevant information regarding the exercise of corporate citizenship	1st quarter of 2013			1st quarter of 2012 (**)
Ratio of the highest to the lowest compensation at company	24.07			20.70
Total number of work-related accidents	6			8
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	529,167	226	1,083	454,034	384	1,235
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	3.20%	100%	100%	5.19%
Total value-added to distribute (R$ 000):	1Q13	2,207,882		1Q12 (**)	2,504,857
Value-Added Distribution (VAD):	59% government 9% employees 0% shareholders 14% third parties 18% retained			65% government 6% employees 0% shareholders 13% third parties 16% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors
(**) Inclued the effects described in note 2.9 of consolidated financial statement
(***) Rate adjusted due to changes in methodology applied to distributors information

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

CPFL Energia S.A.

Review of Interim Financial Information (ITR)
for the First Quarter of 2013

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5º andar Campinas - SP - 13091-611 Brasil Tel: + 55 (19) 3707-3000 Fax:+ 55 (19) 3707-3001 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its Member Firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Emphasis of matter

Restatement of corresponding amounts

As stated in note 2.9, as a result of changes in accounting policies related to employee benefits under technical pronouncement CPC 33 (R1) and IAS 19 (R) - Employee Benefits and accounting for joint arrangements, in accordance with technical pronouncement CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding individual and consolidated amounts of balance sheets for the year ended December 31, 2012, as well as the interim financial information related to the statements of income, comprehensive income, changes in shareholders' equity, cash flows and value added (supplemental information) for the quarter ended March 31, 2012, presented for comparative purposes, have been adjusted and restated under technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and technical pronouncement CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. We issued an unqualified conclusion thereon.

Decree 7945 of March 7, 2013

Without modifying our conclusion on the Interim Financial Information for the quarter ended March 31, 2013, we draw attention to the matter described in note 27 regarding the accounting for funds transferred from the Energy Development Account (“CDE”) by the Company and its subsidiaries as a reduction in the cost of energy purchased for resale.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the quarter ended March 31, 2013, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, April 29, 2013

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The pages related to the Interim Financial Information (ITR) reviewed by us are marked for identification purpose only.

© 2013 Deloitte Touche Tohmatsu. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 06, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.